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LETTER TO OUR SHAREHOLDERS

This past year, Sun Communities earned funds from operations ("FFO") of $2.54 per share while increasing net leased manufactured housing sites in the portfolio by 99. This was the first increase in portfolio occupancy since an increase of 214 net leased sites in 2001. These results did not occur as a result of diminished repossessions by the finance companies (each "repo" represents a loss of occupancy) as repos continued at about their pace of the previous two years. The change was due to an increase in occupied rental homes in our communities of approximately 1,800 during 2005 to bring the total of occupied rental homes to 3,711.

The basis for the program is the availability of relatively new homes (three to seven years old) at 30% to 50% of their replacement cost. If Sun does not purchase these homes, they will likely be removed from our communities and the empty sites will be totally dependent on new home sales, which are down nearly 66% from their peak in 1998, to fill sites and generate revenue. Sun has purchased those homes that are suitable and priced at appropriate levels and augmented the purchases with new homes where repos were not available. At the end of 2005, these manufactured home "apartments" represented approximately 10% of our portfolio.

Our operations management team has experience managing apartments which translates directly to the ability to successfully manage our rental program. Sun underwrites each rental application, inspects the home after 90 days (more often, if necessary), and refurbishes the home to "as new" condition when each lease turns over. Under this program, after five years, a rental home is likely to be in better condition than a new home, which is seldom the subject of a top-to-bottom refreshening.

Our return on the purchase of a rental home is approximately 15% to 18%. This includes all proceeds from the rental of the property, which consists of a component of site rent and a component of home rent. Some have endeavored to conclude that it is possible to generate the site rent without the capital outlay for the home purchase but they are integrated and should not be viewed separately from an economic perspective. To date, Sun has sold over 100 of these rental homes recovering in excess of our original cost of the homes. As new repos subside, Sun expects to continue to convert its rental homes into owner-occupied homes.

Sun has issued earnings guidance for 2006 indicating FFO ranging from $2.87 to $2.95 per share which would generate funds available for distribution to shareholders in excess of our annual dividend. This outlook is achievable as a result of the increasing profitability of our rental program, an expectation of improving industry fundamentals in the second half of 2006 and our expense control initiatives. A simple return of repos to traditional levels would reduce our rate of annual lost sites of the last few years by nearly 1,000.

We are not anticipating a significant impact on our Michigan occupancies as a result of the widely-noted difficulties in the automobile industry. Few of our residents are engaged directly in the auto industry, but are more likely in service industries where a trickle-down effect could be experienced. Our industry has always been characterized as "recession resistant", not "recession proof".

On behalf of Sun Communities' employees and its representatives around the nation, I thank you for your continued support and look forward to an improving business environment.



Gary A. Shiffman,
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K
(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 1-12616

SUN COMMUNITIES, INC.
(Exact name of registrant as specified in its charter)

State of Maryland
State of Incorporation

38-2730780
I.R.S. Employer I.D. No.

27777 Franklin Road
Suite 200
Southfield, Michigan 48034
(248) 208-2500
(Address of principal executive offices and telephone number)

Securities Registered Pursuant to Section 12(b) of the Act:
Common Stock, Par Value $.01 per Share

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes __ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ___ No X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes __ No X

As of June 30, 2005, the aggregate market value of the Registrant's stock held by non-affiliates was approximately $542,000,000 (computed by reference to the closing sales price of the Registrant's common stock as of June 30, 2005). For this computation, the Registrant has excluded the market value of all shares of common stock reported as beneficially owned by executive officers and directors of the Registrant; such exclusion shall not be deemed to constitute an admission that any such person is an affiliate of the Registrant.

As of March 1, 2006, there were 18,033,016 shares of the Registrant's common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Registrant's definitive Proxy Statement to be filed for its 2006 Annual Meeting of Shareholders are incorporated by reference into Part III of this Report.

As used in this report, "Company", "Us", "We", "Our" and similar terms means Sun Communities, Inc., a Maryland corporation, and one or more of its subsidiaries (including the Operating Partnership (as defined below)).

PART I

ITEM 1. BUSINESS

General

We are a self-administered and self-managed real estate investment trust, or REIT. We own, operate, develop and finance manufactured housing communities concentrated in the midwestern and southeastern United States. We are a fully integrated real estate company which, together with our affiliates and predecessors, have been in the business of acquiring, operating and expanding manufactured housing communities since 1975. As of December 31, 2005, we owned and operated a portfolio of 135 properties located in eighteen states (the "Properties"), including 123 manufactured housing communities, four recreational vehicle communities, and eight properties containing both manufactured housing and recreational vehicle sites. As of December 31, 2005, the Properties contained an aggregate of 47,385 developed sites comprised of 41,976 developed manufactured home sites and 5,409 recreational vehicle sites and an additional 6,942 manufactured home sites suitable for development. In order to enhance property performance and cash flow, the Company, through Sun Home Services, Inc., a Michigan corporation ("SHS"), actively markets, sells and leases new and pre-owned manufactured homes for placement in the Properties.

Our executive and principal property management office is located at 27777 Franklin Road, Suite 200, Southfield, Michigan 48034 and our telephone number is (248) 208-2500. We have regional property management offices located in Austin, Texas; Dayton, Ohio; Grand Rapids, Michigan; Elkhart, Indiana; and Orlando, Florida, and we employed an aggregate of 642 people as of December 31, 2005.

Our website address is www.suncommunities.com and we make available, free of charge, on or through our website all of our periodic reports, including our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as soon as reasonably practicable after we file such reports with the Securities and Exchange Commission.

Recent Developments

Acquisitions. During 2005, the Company acquired one property located near Tampa, Florida comprised of 697 recreational vehicle sites and 31 manufactured home sites for approximately $7.3 million.

Subsequent to December 31, 2005, the Company acquired a manufactured home community located in Oakland County, Michigan with occupancy of approximately 95 percent for a total purchase price of $7.8 million. The transaction included the assumption of $4.5 million of debt.

Dispositions. During 2005, the Company sold two properties located in Florida comprised of 96 manufactured housing sites and 165 recreational vehicle sites for a combined sales price of $5.7 million. These transactions resulted in a $0.8 million gain.

Legal Proceedings: As previously disclosed, the Company, the Chief Executive Officer, The Chief Financial Officer and a former controller have received "Wells Notices" from the staff of the U.S. Securities and Exchange Commission (SEC) in connection with a non-public inquiry regarding the Company. The inquiry by the SEC was commenced in January 2004 with a request for information and legal, accounting and other documentation generally regarding the Company's investment in SunChamp LLC, ("SunChamp"), the operation of SunChamp, the Company's accounting for SunChamp and other transactions related to SunChamp. The SEC Staff informed the Company that the major focus of the Staff's inquiry relates to the Company's accounting for the SunChamp investment during 2000, 2001 and 2002.

As announced on February 27, 2006 the SEC accepted the Company's offer to resolve the SEC's inquiry regarding the Company's financial statements for 2000, 2001 and 2002, and entered the agreed-upon administrative Order. As disclosed in the Company's press release dated February 13, 2006, the Order requires that the Company cease and desist from violations of certain non intent-based provisions of the federal securities laws, without admitting or denying any such violations. The Order further requires that the Company employ an independent consultant to evaluate internal controls and financial reporting procedures as they relate to the Company's accounting for its ownership interest in SunChamp. The Order does not impose any monetary penalties, nor do the terms of the Order require the Company to restate any of its prior financial statements.

The Order relates only to the Company and does not address any actions relating to the three Company employees that received Wells Notices, as disclosed in the Company's press releases dated July 19, 2005, and September 14, 2005. On February 27, 2006, the SEC filed a civil action against the three employees in the United States District Court for the Eastern District of Michigan alleging various claims generally consistent with the SEC's findings set forth in the Order.

Structure of the Company

Structured as an umbrella partnership REIT, or UPREIT, Sun Communities Operating Limited Partnership, a Michigan limited partnership (the "Operating Partnership"), is the entity through which we conduct substantially all of our operations, and which owns, either directly or indirectly through subsidiaries, all of our assets (the subsidiaries, collectively with the Operating Partnership, the "Subsidiaries"). This UPREIT structure enables us to comply with certain complex requirements under the Federal tax rules and regulations applicable to REITs, and to acquire manufactured housing communities in transactions that defer some or all of the sellers' tax consequences. We are the sole general partner of, and, as of December 31, 2005, held approximately 88.2% of the interests (not including preferred limited partnership interests) in, the Operating Partnership. The Subsidiaries also include SHS, which provides manufactured home sales and other services to current and prospective tenants of the Properties.

The Manufactured Housing Community Industry

A manufactured housing community is a residential subdivision designed and improved with sites for the placement of manufactured homes and related improvements and amenities. Manufactured homes are detached, single-family homes which are produced off-site by manufacturers and installed on sites within the community. Manufactured homes are available in a wide array of designs, providing owners with a level of customization generally unavailable in other forms of multifamily housing.

Modern manufactured housing communities, such as the Properties, contain improvements similar to other garden-style residential developments, including centralized entrances, paved streets, curbs and gutters, and parkways. In addition, these communities also often provide a number of amenities, such as a clubhouse, a swimming pool, shuffleboard courts, tennis courts, laundry facilities and cable television service.

The owner of each home on our Properties leases the site on which the home is located. We own the underlying land, utility connections, streets, lighting, driveways, common area amenities and other capital improvements and are responsible for enforcement of community guidelines and maintenance. Some of the Properties provide water and sewer service through public or private utilities, while others provide these services to residents from on-site facilities. Each owner within our Properties is responsible for the maintenance of the home and leased site. As a result, capital expenditure needs tend to be less significant, relative to multi-family rental apartment complexes.

Property Management

Our property management strategy emphasizes intensive, hands-on management by dedicated, on-site district and community managers. We believe that this on-site focus enables us to continually monitor and address tenant concerns, the performance of competitive properties and local market conditions. Of the 722 Company employees, approximately 620 are located on-site as property managers, support staff, or maintenance personnel.

Our community managers are overseen by Brian W. Fannon, Chief Operating Officer, who has 36 years of property management experience, three Senior Vice Presidents of Operations and seventeen Regional Vice Presidents. In addition, the Regional Vice Presidents are responsible for semi-annual market surveys of competitive communities, interaction with local manufactured home dealers and regular property inspections.

Each district or community manager performs regular inspections in order to continually monitor the Property's physical condition and provides managers with the opportunity to understand and effectively address tenant concerns. In addition to a district or community manager, each district or property has an on-site maintenance personnel and management support staff. We hold periodic training sessions for all property management personnel to ensure that management policies are implemented effectively and professionally.

Home Sales and Leasing

SHS offers manufactured home sales services to tenants and prospective tenants of our Properties. Since tenants often purchase a home already on-site within a community, such services enhance occupancy and property performance. Additionally, because many of the homes on the Properties are sold through SHS, better control of home quality in our communities can be maintained than if sales services were conducted solely through third-party brokers. In recent years SHS also began leasing homes to prospective tenants. At December 31, 2005, SHS had 3,711 leased homes in its portfolio. Homes for this rental program are purchased at discounted rates from finance companies that hold repossessed homes within the Company's communities. New homes are purchased as necessary to supplement these repossessed home purchases. Leases associated with the rental program are, in general, one year leases. This program requires intense management of costs associated with repair and refurbishment of these homes as the tenants vacate and the homes are re-leased, similar to apartment rentals. The Company has added Repair and Service Supervisors in areas with high concentrations of rental homes to aggressively pursue cost containment programs. The program is a strategic response to capture the value inherent in the purchase of substantially discounted repossessed homes in the Company's communities. It is expected to peak as new repossessions peak and then subside as the rental homes are sold. To date our sale of rental homes has exceeded their original cost in the aggregate.

Regulations and Insurance

General. Manufactured housing community properties are subject to various laws, ordinances and regulations, including regulations relating to recreational facilities such as swimming pools, clubhouses and other common areas. We believe that each Property has the necessary operating permits and approvals.

Insurance. Our management believes that the Properties are covered by adequate fire, flood, property and business interruption insurance provided by reputable companies with commercially reasonable deductibles and limits. We maintain a blanket policy that covers all of our Properties. We have obtained title insurance insuring fee title to the Properties in an aggregate amount which we believe to be adequate.

Corporate Governance

We have implemented the following corporate governance initiatives to address certain legal requirements promulgated under the Sarbanes-Oxley Act of 2002, as well as the New York Stock Exchange corporate governance listing standards:

- Our Board of Directors determined that Paul D. Lapides, the Chairman of the Audit Committee, qualifies as an "audit committee financial expert" as such term is defined under Item 401 of Regulation S-K. Mr. Lapides is "independent" as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act.

- Our Audit Committee adopted our Audit and Non-Audit Services Pre-Approval Policy, which sets forth the procedures and the conditions pursuant to which permissible services to be performed by our independent public accountants may be pre-approved.

- Our Board of Directors adopted a Financial Code of Ethics for Senior Financial Officers, which governs the conduct of our senior financial officers. A copy of this code is available on our website at www.suncommunities.com under the heading "Investor Relations", "Officers and Directors" and subheading "Governance Documents" and is also available in print to any stockholder upon written request addressed to Investor Relations, Sun Communities, Inc., 27777 Franklin Road, Suite 200, Southfield, Michigan 48034.

- Our Board of Directors established and adopted charters for each of its Audit, Compensation and Nominating and Corporate Governance Committees. Each committee is comprised of three (3) independent directors. A copy of each of these charters is available on our website at www.suncommunities.com under the heading "Investor Relations", "Officers and Directors" and subheading "Governance Documents" and is also available in print to any stockholder upon written request addressed to Investor Relations, Sun Communities, Inc., 27777 Franklin Road, Suite 200, Southfield, Michigan 48034.

- Our Board of Directors adopted a Code of Business Conduct and Ethics, which governs business decisions made and actions taken by our directors, officers and employees. A copy of this code is available on our website at www.suncommunities.com under the heading "Investor Relations", "Officers and Directors" and subheading "Governance Documents" and is also available in print to any stockholder upon written request addressed to Investor Relations, Sun Communities, Inc., 27777 Franklin Road, Suite 200, Southfield, Michigan 48034.

- Our Board of Directors adopted Corporate Governance Guidelines, a copy of which is available on our website at www.suncommunities.com under the heading "Investor Relations", "Officers and Directors" and subheading "Governance Documents" and is also available in print to any stockholder upon written request addressed to Investor Relations, Sun Communities, Inc., 27777 Franklin Road, Suite 200, Southfield, Michigan 48034.

ITEM 1A. RISK FACTORS

Risk Factors

Our prospects are subject to certain uncertainties and risks. Our future results could differ materially from current results, and our actual results could differ materially from those projected in forward-looking statements as a result of certain risk factors. These risk factors include, but are not limited to, those set forth below, other one-time events, and important factors disclosed previously and from time to time in other Company filings with the Securities and Exchange Commission. This report contains certain forward-looking statements.

Real Estate Risks

General economic conditions and the concentration of our properties in Michigan, Florida, and Indiana may affect our ability to generate sufficient revenue.

The market and economic conditions in our current markets generally, and specifically in metropolitan areas of our current markets, may significantly affect manufactured home occupancy or rental rates. Occupancy and rental rates, in turn, may significantly affect our revenues, and if our communities do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay or refinance our debt obligations could be adversely affected. We derived significant amounts of rental income for the period ended December 31, 2005 from properties located in Michigan, Florida, and Indiana. As of December 31, 2005, 46 of our 135 Properties, or approximately 30% of developed sites, are located in Michigan, 19 Properties, or approximately 21% of developed sites, are located in Florida, and 18 Properties, or approximately 14% of developed sites, are located in Indiana. As a result of the geographic concentration of our Properties in Michigan, Florida, and Indiana, we are exposed to the risks of downturns in the local economy or other local real estate market conditions which could adversely affect occupancy rates, rental rates and property values of properties in these markets.

The following factors, among others, may adversely affect the revenues generated by our communities:

- the national and local economic climate which may be adversely impacted by, among other factors, plant closings and industry slowdowns;

- local real estate market conditions such as the oversupply of manufactured housing sites or a reduction in demand for manufactured housing sites in an area;

- the number of repossessed homes in a particular market;

- the rental market which may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates;
- the perceptions by prospective tenants of the safety, convenience and attractiveness of the Properties and the neighborhoods where they are located;
- zoning or other regulatory restrictions;
- competition from other available manufactured housing sites and alternative forms of housing (such as apartment buildings and site-built single-family homes);
- our ability to provide adequate management, maintenance and insurance;
- increased operating costs, including insurance premiums, real estate taxes and utilities; or
- the enactment of rent control laws or laws taxing the owners of manufactured homes.

Our income would also be adversely affected if tenants were unable to pay rent or if sites were unable to be rented on favorable terms. If we were unable to promptly relet or renew the leases for a significant number of the sites, or if the rental rates upon such renewal or reletting were significantly lower than expected rates, then our business and results of operations could be adversely affected. In addition, certain expenditures associated with each equity investment (such as real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in income from the investment. Furthermore, real estate investments are relatively illiquid and, therefore, will tend to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions.

Competition affects occupancy levels and rents which could adversely affect our revenues.

All of our Properties are located in developed areas that include other manufactured housing community properties. The number of competitive manufactured housing community properties in a particular area could have a material adverse effect on our ability to lease sites and increase rents charged at our Properties or at any newly acquired properties. We may be competing with others with greater resources and whose officers and directors have more experience than our officers and directors. In addition, other forms of multi-family residential properties, such as private and federally funded or assisted multi-family housing projects and single-family housing, provide housing alternatives to potential tenants of manufactured housing communities.

Our ability to sell or lease manufactured homes may be affected by various factors, which may in turn adversely affect our profitability.

SHS is in the manufactured home market offering manufactured home sales and leasing services to tenants and prospective tenants of our communities. The market for the sale and lease of manufactured homes may be adversely affected by the following factors:

- downturns in economic conditions which adversely impact the housing market;
- an oversupply of, or a reduced demand for, manufactured homes;
- the difficulty facing potential purchasers in obtaining affordable financing as a result of heightened lending criteria; and
- an increase or decrease in the rate of manufactured home repossessions which provide aggressively priced competition to new manufactured home sales.

Any of the above listed factors could adversely impact our rate of manufactured home sales and leases, which would result in a decrease in profitability.

Increases in taxes and regulatory compliance costs may reduce our revenue.

Costs resulting from changes in real estate tax laws generally may be passed through to tenants and will not affect us. Increases in income, service or other taxes, however, generally are not passed through to tenants under leases and may adversely affect our funds from operations and our ability to pay or refinance our debt. Similarly, changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures, which would adversely affect our business and results of operations.

We may not be able to integrate or finance our development activities.

From time to time, we engage in the construction and development of new communities, and may continue to engage in the development and construction business in the future. Our development and construction business may be exposed to the following risks which are in addition to those risks associated with the ownership and operation of established manufactured housing communities:

- we may not be able to obtain financing with favorable terms for community development which may make us unable to proceed with the development;
- we may be unable to obtain, or face delays in obtaining, necessary zoning, building and other governmental permits and authorizations, which could result in increased costs and delays, and even require us to abandon development of the community entirely if we are unable to obtain such permits or authorizations;
- we may abandon development opportunities that we have already begun to explore and as a result we may not recover expenses already incurred in connection with exploring such development opportunities;
- we may be unable to complete construction and lease-up of a community on schedule resulting in increased debt service expense and construction costs;
- we may incur construction and development costs for a community which exceed our original estimates due to increased materials, labor or other costs, which could make completion of the community uneconomical and we may not be able to increase rents to compensate for the increase in development costs which may impact our profitability;
- we may be unable to secure long-term financing on completion of development resulting in increased debt service and lower profitability; and
- occupancy rates and rents at a newly developed community may fluctuate depending on several factors, including market and economic conditions, which may result in the community not being profitable.

If any of the above occurred, our business and results of operations could be adversely affected.

We may not be able to integrate or finance our acquisitions and our acquisitions may not perform as expected.

We acquire and intend to continue to acquire manufactured housing communities on a select basis. Our acquisition activities and their success are subject to the following risks:

- we may be unable to acquire a desired property because of competition from other well capitalized real estate investors, including both publicly traded real estate investment trusts and institutional investment funds;
- even if we enter into an acquisition agreement for a property, it is usually subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction, which may not be satisfied;
- even if we are able to acquire a desired property, competition from other real estate investors may significantly increase the purchase price;
- we may be unable to finance acquisitions on favorable terms;

- acquired properties may fail to perform as expected;
- acquired properties may be located in new markets where we face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures; and
- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations.

If any of the above occurred, our business and results of operations could be adversely affected.

In addition, we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. As a result, if a liability were to be asserted against us based upon ownership of those properties, we might have to pay substantial sums to settle it, which could adversely affect our cash flow.

Rent control legislation may harm our ability to increase rents.

State and local rent control laws in certain jurisdictions may limit our ability to increase rents and to recover increases in operating expenses and the costs of capital improvements. Enactment of such laws has been considered from time to time in other jurisdictions. Certain Properties are located, and we may purchase additional properties, in markets that are either subject to rent control or in which rent-limiting legislation exists or may be enacted.

We may be subject to environmental liability.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous substances at, on, under or in such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property, to borrow using such property as collateral or to develop such property. Persons who arrange for the disposal or treatment of hazardous substances also may be liable for the costs of removal or remediation of such substances at a disposal or treatment facility owned or operated by another person. In addition, certain environmental laws impose liability for the management and disposal of asbestos-containing materials and for the release of such materials into the air. These laws may provide for third parties to seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials. In connection with the ownership, operation, management, and development of real properties, we may be considered an owner or operator of such properties and, therefore, are potentially liable for removal or remediation costs, and also may be liable for governmental fines and injuries to persons and property. When we arrange for the treatment or disposal of hazardous substances at landfills or other facilities owned by other persons, we may be liable for the removal or remediation costs at such facilities.

All of the Properties have been subject to a Phase I or similar environmental audit (which involves general inspections without soil sampling or ground water analysis) completed by independent environmental consultants. These environmental audits have not revealed any significant environmental liability that would have a material adverse effect on our business. These audits cannot reflect conditions arising after the studies were completed, and no assurances can be given that existing environmental studies reveal all environmental liabilities, that any prior owner or operator of a property or neighboring owner or operator did not create any material environmental condition not known to us, or that a material environmental condition does not otherwise exist as to any one or more Properties.

Losses in excess of our insurance coverage or uninsured losses could adversely affect our cash flow.

We maintain comprehensive liability, fire, flood (where appropriate), extended coverage, and rental loss insurance on the Properties with policy specifications, limits, and deductibles which are customarily carried for similar properties. As a result of market conditions in the insurance industry, we decided to carry a $250,000 deductible on our liability insurance. Certain types of losses, however, may be either uninsurable or not economically insurable, such as losses due to earthquakes, riots, or acts of war. In the event an uninsured loss occurs, we could lose both our investment in and anticipated profits and cash flow from the affected property. Any loss would adversely affect our ability to repay our debt.

Financing and Investment Risks

Our significant amount of debt could limit our operational flexibility or otherwise adversely affect our financial condition.

We have a significant amount of debt. As of December 31, 2005, we had approximately $1.1 billion of total debt outstanding, consisting of approximately $988.1 million in collateralized debt that is collateralized by mortgage liens on 108 of the Properties (the "Mortgage Debt"), and approximately $135.4 million in unsecured debt. If we fail to meet our obligations under the Mortgage Debt, the lender would be entitled to foreclose on all or some of the Properties securing such debt which could have a material adverse effect on us and our ability to make expected distributions, and could threaten our continued viability.

We are subject to the risks normally associated with debt financing, including the following risks:

- our cash flow may be insufficient to meet required payments of principal and interest, or require us to dedicate a substantial portion of our cash flow to pay our debt and the interest associated with our debt rather than to other areas of our business;
- our existing indebtedness may limit our operating flexibility due to financial and other restrictive covenants, including restrictions on incurring additional debt;
- it may be more difficult for us to obtain additional financing in the future for our operations, working capital requirements, capital expenditures, debt service or other general requirements;
- we may be more vulnerable in the event of adverse economic and industry conditions or a downturn in our business; and
- we may be placed at a competitive disadvantage compared to our competitors that have less debt.

If any of the above risks occurred, our financial condition and results of operations could be materially adversely affected.

We may be able to incur substantially more debt which would increase the risks associated with our substantial leverage.

Despite our current indebtedness levels, we may still be able to incur substantially more debt in the future. If new debt is added to our current debt levels, an even greater portion of our cash flow will be needed to satisfy our debt service obligations. As a result, the related risks that we now face could intensify and increase the risk of a default on our indebtedness.

Our equity investment in Origen Financial, Inc., may subject us to certain risks.

In October 2003, Origen Financial, LLC completed a $150 million recapitalization. In this transaction, we purchased 5,000,000 shares of common stock (representing approximately 20% of the issued and outstanding shares of common stock as of December 31, 2005) of Origen Financial, Inc. ("Origen") for $50 million. Origen is a publicly traded real estate investment trust in the business of originating, acquiring and servicing manufactured home loans. Our equity investment in Origen is subject to all of the risks associated with Origen's business, including the risks associated with the manufactured housing finance industry. The failure of Origen to achieve its development and operating goals could have a material adverse effect on the value of our investment in Origen.

The financial condition and solvency of our borrowers and the market value of our properties may adversely affect our investments in real estate, installment and other loans.

As of December 31, 2005, we had an investment of approximately $13.5 million in a real estate loan to an entity which owns a manufactured home community located in Arizona. The loan is secured by a first lien on the underlying property. Also, as of December 31, 2005, we had outstanding approximately $19.6 million in installment loans to owners of manufactured homes. These installment loans are collateralized by the manufactured homes. We may invest in additional mortgages and installment loans in the future. By virtue of our investment in the mortgages and the loans, we are subject to the following risks of such investment:

- the borrowers may not be able to make debt service payments or pay principal when due;
- the value of property securing the mortgages and loans may be less than the amounts owed; and
- interest rates payable on the mortgages and loans may be lower than our cost of funds.

If any of the above occurred, our business and results of operations could be adversely affected.

Tax Risks

We may suffer adverse tax consequences and be unable to attract capital if we fail to qualify as a REIT.

We believe that since our taxable year ended December 31, 1994, we have been organized and operated, and intend to continue to operate, so as to qualify for taxation as a REIT under the Internal Revenue Code ("Code"). Although we believe that we have been and will continue to be organized and have operated and will continue to operate so as to qualify for taxation as a REIT, we cannot assure you that we have been or will continue to be organized or operated in a manner to so qualify or remain so qualified. Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within our control. In addition, frequent changes occur in the area of REIT taxation, which require the Company continually to monitor its tax status.

If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Moreover, unless entitled to relief under certain statutory provisions, we also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. This treatment would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability to us for the years involved. In addition, distributions to stockholders would no longer be required to be made. Even if we qualify for and maintain our REIT status, we will be subject to certain federal, state and local taxes on our property and certain of our operations.

We intend for the Operating Partnership to qualify as a partnership, but we cannot guarantee that it will qualify.

We believe that the Operating Partnership has been organized as a partnership and will qualify for treatment as such under the Code. However, if the Operating Partnership is deemed to be a "publicly traded partnership," it will be treated as a corporation instead of a partnership for federal income tax purposes unless at least 90% of its income is qualifying income as defined in the Code. The income requirements applicable to REITs and the definition of "qualifying income" for purposes of this 90% test are similar in most respects. Qualifying income for the 90% test generally includes passive income, such as specified types of real property rents, dividends and interest. We believe that the Operating Partnership would meet this 90% test, but we cannot guarantee that it would. If the Operating Partnership were to be taxed as a corporation, it would incur substantial tax liabilities, we would fail to qualify as a REIT for federal income tax purposes, and our ability to raise additional capital could be significantly impaired.

Our ability to accumulate cash is restricted due to certain REIT distribution requirements.

In order to qualify as a REIT, we must distribute to our stockholders at least 90% of our REIT taxable income (calculated without any deduction for dividends paid and excluding net capital gain) and to avoid federal income taxation, our distributions must not be less than 100% of our REIT taxable income, including capital gains. As a result of the distribution requirements, we do not expect to accumulate significant amounts of cash. Accordingly, these distributions could significantly reduce the cash available to us in subsequent periods to fund our operations and future growth.

Business Risks

Some of our directors and officers may have conflicts of interest with respect to certain related party transactions and other business interests.

Ownership of Origen. In the 2003 recapitalization of Origen Financial, Inc., ("Origen"), the Company purchased 5,000,000 shares of Origen common stock for $50 million and Shiffman Origen LLC (which is owned by the Milton M. Shiffman Spouse's Marital Trust, Gary A. Shiffman (the Company's Chief Executive Officer), and members of Mr. Shiffman's family) purchased 1,025,000 shares of Origen common stock for $10.25 million. Gary A. Shiffman is a member of the board of directors of Origen and Arthur A. Weiss, a director of the Company, is a trustee of the Milton M. Shiffman Spouse's Marital Trust.

Accordingly, in all transactions involving Origen, Mr. Shiffman and/or Mr. Weiss may have a conflict of interest with respect to their respective obligations as an officer and/or director of the Company. The following are the current transactions and agreements involving Origen which may present a conflict of interest for Mr. Shiffman or Mr. Weiss:

- Origen Servicing Inc., a wholly owned subsidiary of Origen, services approximately $19.6 million of manufactured home loans for the Company as of December 31, 2005 for an annual servicing fee of 100 to 150 basis points of the outstanding principal balance of the loans pursuant to a Loan Servicing Agreement.
- Origen has agreed to fund loans that meet the Company's underwriting guidelines and then transfer those loans to the Company pursuant to a Loan Origination, Sale and Purchase Agreement. During 2005 and 2004 the Company purchased $7.2 million and $4.8 million of these loans, respectively.
- The Company purchases certain repossessed manufactured houses owned by Origen located in its manufactured housing communities. The Company purchased approximately $2.2 million and $3.1 million of repossessed homes from Origen during 2005 and 2004, respectively. This program allows the Company to retain houses for resale and rent in its communities and allows Origen to enhance recoveries on its repossessed homes.

Tax Consequences Upon Sale of Properties. Gary A. Shiffman holds limited partnership interests in the Operating Partnership which were received in connection with the contribution of 24 properties (four of which have been sold) from partnerships previously affiliated with him (the "Sun Partnerships"). Prior to any redemption of these limited partnership interests for our common stock, Mr. Shiffman will have tax consequences different from those of us and our public stockholders on the sale of any of the Sun Partnerships. Therefore, Mr. Shiffman and the Company may have different objectives regarding the appropriate pricing and timing of any sale of those properties.

Lease of Executive Offices. Gary A. Shiffman, together with certain family members, indirectly owns approximately a 21% equity interest in American Center LLC, the entity from which we lease office space for our principal executive offices. This lease is for an initial term of five years, beginning May 1, 2003, and we have the right to extend the lease for an additional five year term. The current annual base rent under this lease is at $20.25 per square foot (gross) and increases $0.50 per square foot for each successive year of the initial term. Mr. Shiffman may have a conflict of interest with respect to his obligations as an officer and/or director of the Company and his ownership interest in American Center.

We rely on key management.

We are dependent on the efforts of our executive officers, particularly Gary A. Shiffman, Jeffrey P. Jorissen, Brian W. Fannon and Jonathan M. Colman (together, the "Senior Officers"). As disclosed under "Legal Proceedings," the SEC has initiated civil action against three of our employees, including Messrs. Shiffman and Jorissen, with respect to our accounting of the SunChamp investment during 2000, 2001 and 2002. The defense of this civil action may divert the time and attention of these employees, be costly to the Company and/or result in the loss of services, or change in duties, of one or more of these employees. The loss of services of one or more of our executive officers could have a temporary adverse effect on our operations. We do not currently maintain or contemplate obtaining any "key-man" life insurance on the Senior Officers.

Certain provisions in our governing documents may make it difficult for a third-party to acquire us.

9.8% Ownership Limit. In order to qualify and maintain our qualification as a REIT, not more than 50% of the outstanding shares of our capital stock may be owned, directly or indirectly, by five or fewer individuals. Thus, ownership of more than 9.8% of our outstanding shares of common stock by any single stockholder has been restricted, with certain exceptions, for the purpose of maintaining our qualification as a REIT under the Code. Such restrictions in our charter do not apply to Gary Shiffman, the Milton M. Shiffman Spouse's Marital Trust and the Estate of Robert B. Bayer.

The 9.8% ownership limit, as well as our ability to issue additional shares of common stock or shares of other stock (which may have rights and preferences over the common stock), may discourage a change of control of the Company and may also: (1) deter tender offers for the common stock, which offers may be advantageous to stockholders; and (2) limit the opportunity for stockholders to receive a premium for their common stock that might otherwise exist if an investor were attempting to assemble a block of common stock in excess of 9.8% of the outstanding shares of the Company or otherwise effect a change of control of the Company.

Staggered Board. Our Board of Directors has been divided into three classes of directors. The term of one class will expire each year. Directors for each class will be chosen for a three-year term upon the expiration of such class's term, and the directors in the other two classes will continue in office. The staggered terms for directors may affect the stockholders' ability to change control of the Company even if a change in control were in the stockholders' interest.

Preferred Stock. Our charter authorizes the Board of Directors to issue up to 10,000,000 shares of preferred stock and to establish the preferences and rights (including the right to vote and the right to convert into shares of common stock) of any shares issued. The power to issue preferred stock could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the stockholders' interest.

Rights Plan. We adopted a stockholders' rights plan in 1998 that provides our stockholders (other than a stockholder attempting to acquire a 15% or greater interest in the Company) with the right to purchase stock in the Company at a discount in the event any person attempts to acquire a 15% or greater interest in the Company. Because this plan could make it more expensive for a person to acquire a controlling interest in the Company, it could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the stockholders' interest.

Changes in our investment and financing policies may be made without stockholder approval.

Our investment and financing policies, and our policies with respect to certain other activities, including our growth, debt, capitalization, distributions, REIT status, and operating policies, are determined by our Board of Directors. Although the Board of Directors has no present intention to do so, these policies may be amended or revised from time to time at the discretion of the Board of Directors without notice to or a vote of our stockholders. Accordingly, stockholders may not have control over changes in our policies and changes in our policies may not fully serve the interests of all stockholders.

Substantial sales of our common stock could cause our stock price to fall.

Sales of a substantial number of shares of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for shares. As of December 31, 2005, up to approximately 3,036,000 shares of our common stock may be issued in the future to the limited partners of the Operating Partnership in exchange for their Common or Convertible Preferred OP Units. These Preferred OP Units are convertible at prices ranging from $44 to $68. The limited partners may sell such shares pursuant to registration rights or an available exemption from registration. Also, Water Oak, Ltd., a former owner of one of the Properties, may be issued Common OP Units with a value of approximately $1,000,000 annually through 2007. In 2008 and 2009, Water Oak, Ltd. may be issued Common OP Units with a value of approximately $1,250,000. In addition, as of December 31, 2005, options to purchase 686,339 shares of our common stock were outstanding under our 1993 Employee Stock Option Plan, our 1993 Non-Employee Director Stock Option Plan and our Long-Term Incentive Plan (the "Plans"). No prediction can be made regarding the effect that future sales of shares of our common stock will have on the market price of shares.

An increase in interest rates may have an adverse effect on the price of our common stock.

One of the factors that may influence the price of our common stock in the public market will be the annual distributions to stockholders relative to the prevailing market price of the common stock. An increase in market interest rates may tend to make the common stock less attractive relative to other investments, which could adversely affect the market price of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 2. PROPERTIES

General. As of December 31, 2005, the Properties consisted of 123 manufactured housing communities, four recreational vehicle communities, and eight properties containing both manufactured housing and recreational vehicle sites located in eighteen states concentrated in the midwestern and southeastern United States. As of December 31, 2005, the Properties contained 47,385 developed sites comprised of 41,976 developed manufactured home sites and 5,409 recreational vehicle sites and an additional 6,942 manufactured home sites suitable for development. Most of the Properties include amenities oriented towards family and retirement living. Of the 135 Properties, 69 have more than 300 developed manufactured home sites, with the largest having 964 developed manufactured home sites.

As of December 31, 2005, the Properties had an occupancy rate of 87 percent in stabilized communities and 64 percent in development communities and the aggregate occupancy rate was 84 percent excluding recreational vehicle sites. Since January 1, 2005, the Properties have averaged an aggregate annual turnover of homes (where the home is moved out of the community) of approximately 3.3 percent and an average annual turnover of residents (where the home is sold and remains within the community, typically without interruption of rental income) of approximately 8.4 percent.

We believe that our Properties' high amenity levels contribute to low turnover and generally high occupancy rates. All of the Properties provide residents with attractive amenities with most offering a clubhouse, a swimming pool, laundry facilities and cable television service. Many Properties offer additional amenities such as sauna/whirlpool spas, tennis, shuffleboard and basketball courts and/or exercise rooms.

We have tried to concentrate our communities within certain geographic areas in order to achieve economies of scale in management and operation. The Properties are principally concentrated in the midwestern and southeastern United States. We believe that geographic diversification will help insulate the portfolio from regional economic influences.

The following table sets forth certain information relating to the properties owned or financed as of December 31, 2005:

Property and Location	Developed Sites as of 12/31/2005	Occupancy as of 12/31/03(1)	Occupancy as of 12/31/04(1)	Occupancy as of 12/31/05(1)
MIDWEST				
Michigan				
Academy/West Pointe Canton, MI	441	96%	95%	98%
Allendale Meadows Mobile Village Allendale, MI	352	88%	85%	84%
Alpine Meadows Mobile Village Grand Rapids, MI	403	94%	91%	94%
Bedford Hills Mobile Village Battle Creek, MI	339	91%	86%	85%
Brentwood Mobile Village Kentwood, MI	195	94%	94%	92%
Byron Center Mobile Village Byron Center, MI	143	95%	97%	96%
Candlewick Court Owosso, MI	211	93%	88%	89%
College Park Estates Canton, MI	230	85%	79%	77%
Continental Estates Davison, MI	385	70%	63%	54%
Continental North Davison, MI	474	75%	67%	59%

Property and Location	Developed Sites as of 12/31/2005	Occupancy as of 12/31/03(1)	Occupancy as of 12/31/04(1)	Occupancy as of 12/31/05(1)
Country Acres Mobile Village Cadillac, MI	182	93%	95%	91%
Country Meadows Mobile Village Flat Rock, MI	577	94%	94%	92%
Countryside Village Perry, MI	359	91%	92%	89%
Creekwood Meadows Burton, MI	336	74%	72%	67%
Cutler Estates Mobile Village Grand Rapids, MI	259	90%	92%	91%
Davison East Davison, MI	190	81%	73%	67%
Falcon Pointe (8) East Lansing, MI	142	26%(8)	22%(8)	19%(8)
Fisherman's Cove Flint, MI	162	90%	90%	86%
Grand Mobile Estates Grand Rapids, MI	230	89%	80%	85%
Hamlin (4) Webberville, MI	209	88%(4)	91%(4)	78% (4)
Holly Village/Hawaiian Gardens Holly, MI	425	(3)	98%	99%
Hunters Glen (8) Wayland, MI	280	(3)	44%(8)	46%(8)
Kensington Meadows Lansing, MI	290	84%	82%	88%
Kings Court Mobile Village Traverse City, MI	639	97%	97%	98%
Knollwood Estates Allendale, MI	161	89%	84%	88%
Lafayette Place Metro Detroit, MI	254	96%	92%	85%
Lakeview Ypsilanti, MI	392	(3)	91%	91%
Lincoln Estates Holland, MI	191	95%	95%	99%
Meadow Lake Estates White Lake, MI	425	93%	92%	91%
Meadowbrook Estates Monroe, MI	453	96%	94%	93%
Presidential Estates Mobile Village Hudsonville, MI	364	89%	89%	87%
Richmond Place Metro Detroit, MI	117	100%	97%	97%
River Haven Village Grand Haven, MI	721	77%	70%	68%
Scio Farms Estates Ann Arbor, MI	913	98%	98%	96%
Sherman Oaks Jackson, MI	366	88%	88%	83%
St. Clair Place Metro Detroit, MI	100	98%	97%	94%
Sunset Ridge (8) Portland Township, MI	190	71%(8)	64%(8)	75%(8)
Timberline Estates Grand Rapids, MI	296	90%	86%	87%

Property and Location	Developed Sites as of 12/31/2005	Occupancy as of 12/31/03(1)	Occupancy as of 12/31/04(1)	Occupancy as of 12/31/05(1)
Town & Country Mobile Village Traverse City, MI	192	99%	98%	98%
Village Trails Howard City, MI	100	71%	78%	72%
White Lake Mobile Home Village (4) White Lake, MI	315	96%(4)	95%(4)	97%
White Oak Estates Mt. Morris, MI	480	84%	80%	81%
Windham Hills Estates (4) Jackson, MI	402	73%(4)	72%(4)	71.6%(4)
Woodhaven Place Metro Detroit, MI	220	98%	96%	96%
Michigan Total	14,105	88%	85%	84%
Indiana				
Brookside Mobile Home Village Goshen, IN	570	81%	73%	73%
Carrington Pointe Ft. Wayne, IN	320	78%	76%	72%
Clear Water Mobile Village South Bend, IN	227	78%	77%	78%
Cobus Green Mobile Home Park Elkhart, IN	386	75%	72%	71%
Deerfield Run (4) Anderson, IN	175	73%(4)	68%(4)	67%(4)
Four Seasons Elkhart, IN	218	94%	94%	92%
Holiday Mobile Home Village Elkhart, IN	326	93%	91%	91%
Liberty Farms Valparaiso, IN	220	98%	97%	97%
Maplewood Lawrence, IN	207	88%	83%	79%
Meadows Nappanee, IN	330	79%	73%	69%
Pebble Creek(8) (9) Greenwood, IN	258	79%(8)	76%(8)	78%(8)
Pine Hills Middlebury, IN	129	84%	80%	88%
Roxbury Park Goshen, IN	398	94%	93%	92%
Timberbrook Bristol, IN	567	75%	75%	67%
Valley Brook Indianapolis, IN	799	85%	75%	69%
West Glen Village Indianapolis, IN	552	88%	87%	88%
Woodlake Estates (4) Ft. Wayne, IN	338	62%(4)	60%(4)	52%(4)
Woods Edge Mobile Village (4) West Lafayette, IN	598	71%(4)	66%(4)	58%(4)
Indiana Total	6,618	81%	78%	75%
OTHER				
Apple Creek Manufactured Home Community and Self Storage Cincinnati, OH	176	93%	88%	90%
Autumn Ridge Ankeny, IA	413	98%	98%	97%

Property and Location	Developed Sites as of 12/31/2005	Occupancy as of 12/31/03(1)	Occupancy as of 12/31/04(1)	Occupancy as of 12/31/05(1)
Bell Crossing (4) Clarksville, TN	239	33%(4)	44%(4)	47%(4)
Boulder Ridge (4) Pflugerville, TX	527	69%(4)	59%(4)	76%(4)
Branch Creek Estates Austin, TX	392	95%	94%	96%
Byrne Hill Village Toledo, OH	236	100%	98%	98%
Candlelight Village Chicago Heights, IL	309	93%	93%	94%
Casa del Valle (1) (7) Alamo, TX	116/400	100%	97%	98%
Catalina Middletown, OH	462	73%	70%	68%
Cave Creek Evans, CO	289	(3)	63%	67%
Chisholm Point Estates Pflugerville, TX	416	89%	86%	84%
Comal Farms (8) (9) New Braunfels, TX	349	48%(8)	48%(8)	56%(8)
Countryside Atlanta Lawrenceville, GA	271	(3)	94%	96%
Countryside Gwinnett Buford, GA	331	(3)	88%	90%
Countryside Lake Lanier Buford, GA	548	(3)	80%	81%
Creekside (8) (9) Reidsville, NC	46	72%(8)	78%(8)	76%(8)
Desert View Village (8) West Wendover, NV	93	48%(8)	52%(8)	50%(8)
Eagle Crest (8) Firestone, CO	318	62%(8)	66%(8)	71%(8)
East Fork (8) (9) Batavia, OH	197	79%(8)	77%(8)	93%(8)
Edwardsville Edwardsville, KS	634	84%	79%	74%
Forest Meadows Philomath, OR	76	91%	83%	93%
Glen Laurel (8) (9) Concord, NC	261	25%(8)	26%(8)	31%(8)
High Pointe (10) Frederica, DE	411	93%	90%	94%
Kenwood RV and Mobile Home Plaza (1) (7) LaFeria, TX	36/280	100%	100%	100%
Meadowbrook (8) (9) Charlotte, NC	177	76%(8)	74%(8)	90%(8)
North Point Estates (8) Pueblo, CO	108	35%(8)	34%(8)	37%(8)
Oak Crest (8) Austin, TX	335	63%(8)	51%(8)	57%(8)
Oakwood Village (4) Dayton, OH	511	77%(4)	78%(4)	83%(4)
Orchard Lake Cincinnati, OH	147	97%	97%	97%
Pecan Branch (8) Williamson County, TX	69	83%(8)	61%(8)	51%(8)

Property and Location	Developed Sites as of 12/31/2005	Occupancy as of 12/31/03(1)	Occupancy as of 12/31/04(1)	Occupancy as of 12/31/05(1)
Pheasant Ridge Manor Township, PA	553	100%	100%	100%
Pin Oak Parc O'Fallon, MO	502	95%	94%	88%
Pine Ridge Petersburg, VA	245	94%	91%	94%
Pine Trace Houston, TX	420	(3)	71%	74%
River Ranch (8) (9) Austin, TX	121	15%(8)	27%(8)	60%(8)
River Ridge (8) Austin, TX	337	85%(8)	77%(8)	76%(8)
Saddle Brook (8) Austin, TX	258	40%(8)	37%(8)	46%(8)
Sea Air (1) (7) (10) Rehoboth Beach, DE	370/527	99%	97%	100%
Snow to Sun (1) (7) Weslaco, TX	179/489	100%	100%	99%
Southfork Belton, MO	477	84%	76%	75%
Stonebridge (8) (9) San Antonio, TX	340	59%(8)	61%(8)	74%(8)
Summit Ridge (8) (9) Converse, TX	252	56%(8)	65%(8)	73%(8)
Sunset Ridge (8) (9) Kyle TX	172	69%(8)	73%(8)	79%(8)
Sun Villa Estates Reno, NV	324	99%	99%	100%
Timber Ridge Ft. Collins, CO	585	97%	94%	90%
Westbrook Village (6) Toledo, OH	344	93%	92%	96%
Westbrook Senior Village Toledo, OH	112	99%	100%	100%
Willowbrook Place Toledo, OH	266	96%	96%	97%
Woodlake Trails (8) (9) San Antonio, TX	134	79%(8)	87%(8)	93%(8)
Woodland Park Estates Eugene, OR	399	92%	89%	93%
Woodside Terrace Holland, OH	439	95%	93%	93%
Worthington Arms Delaware, OH	224	96%	92%	95%
Other Total	16,541	81%	76%	82%
SOUTHEAST				
Florida				
Arbor Terrace RV Park Bradenton, FL	393	(5)	(5)	(5)
Ariana Village Mobile Lakeland, FL	208	88%	87%	89%
Buttonwood Bay (1) (7) Sebring, FL	407/942	100%	100%	100%
Gold Coaster (1) (7) Florida City, FL	369/546	100%	100%	98%
Groves RV Resort Lee County, FL	291	(5)	(5)	(5)
Holly Forest Estates Holly Hill, FL	403	100%	100%	100%

Property and Location	Developed Sites as of 12/31/2005	Occupancy as of 12/31/03(1)	Occupancy as of 12/31/04(1)	Occupancy as of 12/31/05(1)
Indian Creek Park (1) (7) Ft. Myers Beach, FL	353/1488	100%	100%	100%
Island Lakes Merritt Island, FL	301	100%	100%	100%
Kings Lake Debary, FL	245	100%	100%	100%
Lake Juliana Landings Auburndale, FL	276	81%	87%	91%
Lake San Marino RV Park Naples, FL	411	(5)	(5)	(5)
Meadowbrook Village Tampa, FL	257	98%	100%	99%
Orange Tree Village Orange City, FL	246	100%	100%	99%
Royal Country Miami, FL	864	100%	100%	100%
Saddle Oak Club Ocala, FL	376	100%	100%	100%
Siesta Bay RV Park Ft. Myers Beach, FL	804	(5)	(5)	(5)
Silver Star Mobile Village Orlando, FL	407	98%	98%	99%
Tampa East Tampa, FL	31/699	(2)	(2)	97%
Water Oak Country Club Estates Lady Lake, FL	964	100%	94%	98%
Florida Total	10,121	98%	98%	98%
TOTAL/AVERAGE	47,385	86%	84%	84%
TOTAL STABILIZED COMMUNITIES	42,074	89%	87%	87%
TOTAL DEVELOPMENT COMMUNITIES	5,311	59%	58%	64%

(1) Occupancy percentage relates to manufactured housing sites, excluding recreational vehicle sites. Data presented MH Sites/Total Sites.

(2) Acquired 2005.

(3) Acquired 2004.

(4) Occupancy in these properties reflects the fact that these communities are in a lease-up phase following an expansion.

(5) This Property contains only recreational vehicle sites.

(6) The Company formerly leased this Property and the Company purchased this Property in January 2004.

(7) This Property contains recreational vehicle sites.

(8) Occupancy in these properties reflects the fact that these communities are newly developed from the ground up.

(9) This Property is owned by an affiliate of Sunchamp LLC, an entity in which the Company owns approximately a 71.5 percent equity interest as of December 31, 2005.

(10) This Property is a financed property.

Leases. The typical lease we enter into with a tenant for the rental of a site is month-to-month or year-to-year, renewable upon the consent of both parties, or, in some instances, as provided by statute. In some cases, leases are for one-year terms, with up to ten renewal options exercisable by the tenant, with rent adjusted for increases in the consumer price index. These leases are cancelable for non-payment of rent, violation of community rules and regulations or other specified defaults. During the past five years, on average 3.5 percent of the homes in our communities have been removed by their owners and 7.7 percent of the homes have been sold by their owners to a new owner who then assumes rental obligations as a community resident. The small percentage of homes removed from our communities is impacted by the $3,000 to $8,000 cost to move a home. The above experience can be summarized as follows: the average resident remains in our communities for approximately thirteen years, while the average home, which gives rise to the rental stream, remains in our communities for approximately twenty nine years. See "Regulations and Insurance."

ITEM 3. LEGAL PROCEEDINGS

On April 9, 2003, T.J. Holdings, LLC ("TJ Holdings"), a member of Sun/Forest, LLC ("Sun/Forest") (which, in turn, owns an equity interest in SunChamp), filed a complaint against the Company, SunChamp, certain other affiliates of the Company and two directors of Sun Communities, Inc. in the Superior Court of Guilford County, North Carolina. The complaint alleges that the defendants wrongfully deprived the plaintiff of economic opportunities that they took for themselves in contravention of duties allegedly owed to the plaintiff and purports to claim damages of $13.0 million plus an unspecified amount for punitive damages. The Company believes the complaint and the claims threatened therein have no merit and will defend it vigorously. These proceedings were stayed by the Superior Court of Guilford County, North Carolina in 2004 pending final determination by the Circuit Court of Oakland County, Michigan as to whether the dispute should be submitted to arbitration and the conclusion of all appeals therefrom. On April 4, 2005, the Oakland County Circuit Court issued a final order compelling arbitration for certain claims brought in the North Carolina case but denying arbitration for certain other claims in the North Carolina case. Shortly thereafter, the Company appealed this decision with respect to the claims for which the court denied arbitration and such appeal is currently pending in the Michigan Court of Appeals.

As previously disclosed, the Company, the Chief Executive Officer, the Chief Financial Officer and a former controller have received "Wells Notices" from the staff of the U.S. Securities and Exchange Commission (SEC) in connection with a non-public inquiry regarding the Company. The inquiry by the SEC was commenced in January 2004 with a request for information and legal, accounting and other documentation generally regarding the Company's investment in SunChamp LLC, ("SunChamp"), the operation of SunChamp, the Company's accounting for SunChamp and other transactions related to SunChamp. The SEC Staff informed the Company that the major focus of the Staff's inquiry relates to the Company's accounting for the SunChamp investment during 2000, 2001 and 2002.

As announced on February 27, 2006 the SEC accepted the Company's offer to resolve the SEC's inquiry regarding the Company's financial statements for 2000, 2001 and 2002, and entered the agreed-upon administrative Order. As disclosed in the Company's press release dated February 13, 2006, the Order requires that the Company cease and desist from violations of certain non intent-based provisions of the federal securities laws, without admitting or denying any such violations. The Order further requires that the Company employ an independent consultant to evaluate internal controls and financial reporting procedures as they relate to the Company's accounting for its ownership interest in SunChamp. The Order does not impose any monetary penalties, nor do the terms of the Order require the Company to restate any of its prior financial statements.

The Order relates only to the Company and does not address any actions relating to the three Company employees that received Wells Notices, as disclosed in the Company's press releases dated July 19, 2005, and September 14, 2005. On February 27, 2006, the SEC filed a civil action against the three employees in the United States District Court for the Eastern District of Michigan alleging various claims generally consistent with the SEC's findings set forth in the Order.

The Company is involved in various other legal proceedings arising in the ordinary course of business. All such proceedings, taken together, are not expected to have a material adverse impact on our results of operations or financial condition.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable

PART II

ITEM 5. MARKET FOR THE COMPANY'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock has been listed on the New York Stock Exchange ("NYSE") since December 8, 1993 under the symbol "SUI." On February 24, 2006, the closing sales price of the common stock was $34.68 and the common stock was held by approximately 554 holders of record. The following table sets forth the high and low closing sales prices per share for the common stock for the periods indicated as reported by the NYSE and the distributions per share paid by the Company with respect to each period.

	High	Low	Distribution
Fiscal Year Ended December 31, 2004			
First Quarter of 2004	$ 42.82	$ 37.86	$ 0.61
Second Quarter of 2004	42.90	33.30	0.61
Third Quarter of 2004	39.92	35.75	0.61
Fourth Quarter of 2004	40.76	37.86	0.61
Fiscal Year Ended December 31, 2005			
First Quarter of 2005	$ 39.60	$ 34.70	$ 0.61
Second Quarter of 2005	38.20	34.45	0.63
Third Quarter of 2005	38.75	31.27	0.63
Fourth Quarter of 2005	32.83	29.51	0.63

Recent Sales of Unregistered Securities

On March 31, 2005, the Operating Partnership issued and immediately redeemed 27,285 Common Operating Partnership Units, ("OP Units"), from a single holder for an aggregate purchase price of $961,540.

In 2005, the Company issued 133,115 shares of its common stock upon conversion of 133,115 partnership units.

All of the above partnership units and shares of common stock were issued in private placements in reliance on Section 4(2) of the Securities Act of 1933, as amended, including Regulation D promulgated thereunder. No underwriters were used in connection with any of such issuances.

The Board of Directors authorized a program to purchase up to 1,000,000 shares of the Company's common stock on November 15, 2004. The results of this stock repurchase program for the three months ended December 31, 2005 are as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
10/01/05-10/31/05	200,000	$ 30.67	200,000	400,000
11/01/05-11/30/05	-	$ -	-	400,000
12/01/05-12/31/05	-	$ -	-	400,000
Total	200,000	$ 30.67	200,000	400,000

Equity Compensation Plan Information

The following table reflects information about the securities authorized for issuance under the Company's equity compensation plans as of December 31, 2005.

	(a)	(b)	(c)
Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**Weighted-average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a)**
Equity compensation plans approved by shareholders	635,101	$29.93	98,000
Equity compensation plans not approved by shareholders [1]	51,238	$32.75	0
TOTAL	686,339		98,000

[1] On May 29, 1997, the Company established a Long Term Incentive Plan (the "LTIP") pursuant to which all full-time salaried and full-time commission only employees of the Company, excluding the Company's officers, were entitled to receive options to purchase shares of the Company's common stock at $32.75 per share (i.e., the average of the highest and lowest selling prices for the common stock on May 29, 1997), on January 31, 2002. In accordance with the terms of the LTIP, (a) the Company granted the eligible participants options to purchase 167,918 shares of common stock; and (b) each eligible participant received an option to purchase a number of shares of common stock equal to the product of 167,918 and the quotient derived by dividing such participant's total compensation during the period beginning on January 1, 1997 and ending on December 31, 2001 (the "Award Period") by the aggregate compensation of all of the eligible participants during the Award Period.

ITEM 6. SELECTED FINANCIAL DATA

	Year Ended December 31,				
	2005 (c)	2004 (b,c)	2003 (b,c)	2002 (b)	2001 (b)
	(In thousands except for per share and other data)				
REVENUES					
Income from rental property	$ 178,985	$ 167,145	$ 158,546	$ 149,335	$ 136,455
Revenues from home sales	18,385	17,667	19,516	-	-
Rental home revenue	9,084	4,558	2,881	-	-
Ancillary service revenues, net	741	532	530	-	-
Interest	4,359	6,633	11,354	7,990	10,305
Gain on sale of land	-	5,879	-	-	-
Other income (loss)	(689)	934	676	2,304	3,695
Total revenues	210,865	203,348	193,503	159,629	150,455
COSTS AND EXPENSES					
Property operating and maintenance	45,091	41,544	39,562	33,516	29,022
Real estate taxes	15,173	13,753	11,678	10,148	9,095
Cost of home sales	13,861	14,242	13,879	-	-
Rental home operating and maintenance	7,372	3,368	1,620	-	-
General and administrative	20,310	21,229	16,563	7,722	7,373
Depreciation and amortization	54,330	45,217	43,940	37,720	32,540
Extinguishment of debt	-	51,643	-	-	-
Deferred financing costs related to extinguished debt	-	5,557	-	-	-
Interest	59,972	48,193	38,737	32,375	31,016
Impairment charge	-	-	4,932	-	-
Total expenses	216,109	244,746	170,911	121,481	109,046
Equity income (loss) from affiliates	(908)	(151)	667	(16,627) (a)	131
Income (loss) from operations	(6,152)	(41,549)	23,259	21,521	41,540
Less income (loss) allocated to minority interest:	124	(944)	9,557	9,598	13,145
Income (loss) from continuing operations	(6,276)	(40,605)	13,702	11,923	28,395
Income from discontinued operations	824	137	10,012	1,669	5,515
Net income (loss)	$ (5,452)	$ (40,468)	$ 23,714	$ 13,592	$ 33,910
Weighted average common shares outstanding:					
Basic	17,716	18,318	18,206	17,595	17,258
Diluted	17,716	18,318	18,345	17,781	17,440
Basic earnings (loss) per share:					
Continuing operations	$ (0.35)	$ (2.22)	$ 0.75	$ 0.68	$ 1.64
Discontinued operations	0.04	0.01	0.55	0.09	0.32
Net income (loss)	$ (0.31)	$ (2.21)	$ 1.30	$ 0.77	$ 1.96
Diluted earnings (loss) per share:					
Continuing operations	$ (0.35)	$ (2.22)	$ 0.75	$ 0.67	$ 1.63
Discontinued operations	0.04	0.01	0.54	0.09	0.31
Net income (loss)	$ (0.31)	$ (2.21)	$ 1.29	$ 0.76	$ 1.94
Distributions per common share	$ 2.50	$ 2.44	$ 2.41	$ 2.29	$ 2.18

ITEM 6. SELECTED FINANCIAL DATA

	Year Ended December 31,				
	2005	2004	2003	2002	2001
	(In thousands except for per share and other data)				
Balance sheet data:					
Rental property, before accumulated depreciation	$ 1,458,122	$ 1,380,553	$ 1,220,405	$ 1,174,837	$ 969,936
Total assets	$ 1,320,536	$ 1,403,167	$ 1,221,574	$ 1,163,976	$ 994,449
Total debt	$ 1,123,468	$ 1,078,442	$ 773,328	$ 667,373	$ 495,198
Stockholders' equity	$ 143,257	$ 211,746	$ 326,610	$ 319,532	$ 329,641
Other data (at end of period):					
Total properties	135	136	127	129	116
Total sites	47,385	46,856	43,875	43,959	40,544

[a]Included in equity income (loss) from affiliates in 2002 is a $13.6 million valuation adjustment of the Company's investment in Origen.

[b]Revenues and expenses for the years ended December 31, 2004, 2003, 2002, and 2001 have been restated to reflect the reclassifications required under SFAS No. 144 for the properties sold in 2005. Also, revenues and expenses for the years ended December 31, 2002 and 2001 have been restated to reflect the reclassifications required under SFAS No. 144 for the properties sold in 2003.

[c]Selected financial data for 2005, 2004, and 2003 includes amounts from SHS which was consolidated during 2003.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANICAL CONDITION AND RESULTS OF OPERATIONS

Overview

The following discussion and analysis of the consolidated financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and notes thereto elsewhere herein.

The Company is a fully integrated, self-administered and self-managed REIT which owns, operates, develops and finances manufactured housing communities concentrated in the midwestern and southeastern United States. As of December 31, 2005, the Company owned and operated a portfolio of 135 developed properties located in eighteen states, including 123 manufactured housing communities, four recreational vehicle communities, and eight properties containing both manufactured housing and recreational vehicle sites.

During 2005 the Company acquired one property located near Tampa, Florida for approximately $7.3 million comprised of 697 recreational vehicle sites and 31 manufactured home sites. The property was acquired for cash.

In recent years the operations of manufactured homebuilders, dealers, and the companies that finance the purchase of the homes have experienced severe losses and substantial volatility. New home shipments have declined from approximately 373,000 in 1998 to approximately 131,000 in 2005. The decline was largely due to the turmoil in the financing side of the industry as lenders experienced substantial losses arising from defaults on poorly underwritten loans in the mid to late 1990s and beyond. As a result of the losses, the lenders experienced liquidity constraints and significantly tightened underwriting standards thus reducing the demand for new homes.

These trends may be abating as the volume of repossessed homes in the market place appears to be declining. Newly repossessed homes are also declining as the reinforcing effects of tightened underwriting standards and reduced new home financing volumes impact the industry.

The effect of these trends on the Company has been to reduce occupancies in our portfolio as the demand of tenants for sites in our communities has declined for the above-stated reasons. The rate of leasing in our new community developments has likewise slowed. Despite these trends, the Company's same property portfolio has consistently reflected growth in net operating income evidencing the revenue and operating stability long associated with the business of owning and operating manufactured housing communities.

While the problems which directly impacted the manufacturers, dealers, and lenders appear to be bottoming, the Company does not expect a rapid or strong recovery in its operations. The Company expects a gradually improving leasing environment in its portfolio.

As a result of these industry conditions, a large quantity of homes repossessed by lenders have become available for purchase at discounts of up to 50% and more from original cost or loan amount. The Company has made every effort to acquire these value-priced homes especially as the alternative would likely be the removal of the homes from the community. Such removal would create total dependence on the sale of a new home to fill the site. As new home shipments have declined by nearly two thirds from their peak in 1998 to current levels, such dependence would leave the Company vulnerable to a recovery in new home shipments as its primary method to improve occupancy.

The Company intends to sell these value-priced homes to residents over time. In the meantime it is most economical to rent the homes. At December 31, 2005, the Company had approximately 3,711 homes rented in its communities which comprise over 47,000 sites. All renters are subject to underwriting criteria. The Company expects to continue to acquire homes from lenders as long as the pricing of the homes remains compelling. The Company is actively developing programs for its renters and others to acquire these homes.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. In preparing these financial statements, management has made its best estimates and judgment of certain amounts included in the financial statements. Nevertheless, actual results may differ from these estimates under different assumptions or conditions.

Management believes the following significant accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

Impairment of Long-Lived Assets and Investment in Affiliates. Rental property is recorded at cost, less accumulated depreciation. The Company measures the recoverability of its assets in accordance with the Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long Lived Assets." If such assets were deemed to be impaired as a result of this measurement, the impairment that would be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset as determined on a discounted net cash flow basis. Assets are tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Circumstances that may prompt a test of recoverability may include a significant decrease in anticipated market price, an adverse change to the extent or manner in which an asset may be used or in its physical condition or other such events that may significantly change the value of the long-lived asset. The Company has a 20 percent investment in an affiliate that is reported under the equity method of accounting. Management performs an analysis to determine if the investment has experienced an other than temporary decline in value. Numerous factors are evaluated in accordance with published GAAP and SEC staff guidance. Changes in the facts and circumstances evaluated, future adverse changes in market conditions or operating results of the affiliate may affect management's analysis.

Notes and Accounts Receivable. The Company evaluates the recoverability of its receivables whenever events occur or there are changes in circumstances such that management believes it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan and lease agreements. The ability to collect notes receivable is measured based on the present value of the expected future cash flow discounted at the note's effective interest rate or the fair value of the collateral if the note is collateral dependent. Receivables related to community rents are reserved when the Company believes that collection is less than probable.

Depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Useful lives are 30 years for land improvements and buildings and 7 to 15 years for furniture, fixtures and equipment. The Company prospectively adopted a change in the estimated service lives of homes in its rental program from 40, 35 or 20 years to 10 years.

Revenue Recognition. Rental income attributable to leases is recorded on a straight-line basis when earned from tenants. Leases entered into by tenants generally range from month-to-month to one year and are renewable by mutual agreement of the Company and the resident or, in some cases, as provided by state statute. Revenue from the sale of manufactured homes is recognized upon transfer of title at the closing of the sales transaction.

Capitalized Costs. The Company capitalizes certain costs (including interest and other costs) incurred in connection with the development, redevelopment, capital enhancement and leasing of its properties. Management is required to use professional judgment in determining whether such costs meet the criteria for immediate expense or capitalization. The amounts are dependent on the volume and timing of such activities and the costs associated with such activities. Maintenance, repairs and minor improvements to properties are expensed when incurred. Renovations and improvements to properties are capitalized and depreciated over their estimated useful lives and construction costs related to the development of new community or expansion sites are capitalized until the property is substantially complete. Costs incurred to renovate repossessed homes for the Company's rental program are capitalized and costs incurred to refurbish the homes at turnover and repair the homes while occupied are expensed. Certain expenditures to dealers and residents related to obtaining lessees in our communities are capitalized and amortized over a seven year period. Costs associated with implementing the Company's computer systems are capitalized and amortized over the estimated useful lives of the related software and hardware.

Derivative Instruments and Hedging Activities. The Company has entered into three interest rate swap agreements to offset interest rate risk. The Company does not enter into derivative transactions for speculative purposes. The Company adjusts its balance sheet on an ongoing quarterly basis to reflect current fair market value of its derivatives. Changes in the fair value of derivatives are recorded each period in earnings or comprehensive income, as appropriate. The ineffective portion of the hedge is immediately recognized in earnings to the extent that the change in value of a derivative does not perfectly offset the change in value of the instrument being hedged. The unrealized gains and losses held in accumulated other comprehensive income will be reclassified to earnings over time and occurs when the hedged items are also recognized in earnings. The Company uses standard market conventions to determine the fair values of derivative instruments, including the quoted market prices or quotes from brokers or dealers for the same or similar instruments. All methods of assessing fair value result in a general approximation of value and such value may never actually be realized.

Income Taxes. The Company has elected to be taxed as a REIT as defined under Section 856(c) of the Internal Revenue Code of 1986, as amended. In order for the Company to qualify as a REIT, at least ninety-five percent (95%) of the Company's gross income in any year must be derived from qualifying sources. As a REIT, the Company generally will not be subject to U.S. Federal income taxes at the corporate level if it distributes at least ninety percent (90%) of its REIT ordinary taxable income to its stockholders, which it fully intends to do. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. The Company remains subject to certain state and local taxes on its income and property as well as Federal income and excise taxes on its undistributed income.

The Company has certain subsidiaries that are taxed as regular corporations. Deferred tax assets or liabilities are recognized for temporary differences between the tax bases of non-REIT assets and liabilities and their carrying amounts in the financial statements and net operating loss carry forwards. Deferred tax assets and liabilities are measured using currently enacted tax rates. A valuation allowance is established if based on the insight of available evidence; it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Results of Operations

Comparison of year ended December 31, 2005 to year ended December 31, 2004

For the year ended December 31, 2005, loss from operations decreased by $35.3 million from loss of $41.5 million in 2004 to a loss of $6.2 million in 2005. The decrease was due to decreased expenses of $58.2 million, including a reduction in debt extinguishment costs of $51.6 million, deferred financing costs related to the extinguished debt of $5.6 million, and Florida storm damage of $1.0 million, and increased revenues of $7.6 million offset by increased depreciation and other miscellaneous expenses of $29.7 million and an increase in equity loss from affiliate of $0.8 million as described in more detail below.

Income from rental property increased by $11.9 million from $167.1 million to $179.0 million, or 7.1 percent, due to property acquisitions, rent increases, and other community revenues.

Revenue from home sales increased by $0.7 million from $17.7 million to $18.4 million, or 4.0 percent. The decline in the number of homes sold was more than offset by increases in average sales prices.

Rental home revenue increased by $4.5 million from $4.6 million to $9.1 million, or 97.8 percent due primarily to an increase in the number of tenants in the Company's rental program. Additional information regarding the Company's rental program is contained in the table following these results of operations.

Interest income decreased by $2.2 million from $6.6 million to $4.4 million, or 33.3 percent, due primarily to a decrease in interest earning notes and receivables.

Other income decreased by $1.6 million from $0.9 million to $(0.7) million, due primarily to an increase in loss on disposal of assets of $0.9 million, an increase in expenses associated with failed acquisitions of $0.5 million and a decrease in other miscellaneous income of $0.2 million.

Property operating and maintenance expenses increased by $3.6 million from $41.5 million to $45.1 million, or 8.7 percent. The increase was due to increases in utility costs ($1.6 million), payroll expense ($0.9 million), repair and maintenance expense ($0.5 million), biennial corporate conference expense ($0.2 million), and miscellaneous other expenses ($0.4 million).

Real estate taxes increased by $1.4 million from $13.8 million to $15.2 million, or 10.1 percent due to increases in assessments and tax rates.

Cost of home sales decreased by $0.3 million from $14.2 million to $13.9 million, or 2.1 percent due primarily to the decrease in the number of homes sold offset by an increase in the average cost of homes. Overall home sales gross margins increased $1.1 million from $3.4 million to $4.5 million, or 32.4 percent.

Rental home operating and maintenance increased by $4.0 million from $3.4 million to $7.4 million due primarily to an increase in the number of tenants in the Company's rental program. Additional information regarding the Company's rental program is contained in the table following these results of operations.

General and administrative expenses for rental property increased by $1.9 million from $12.6 million to $14.5 million, due to an increase in salaries, benefits and consulting expense ($1.5 million) and legal costs primarily associated with the SEC inquiry ($1.2 million) offset by a reduction in training expense ($0.4 million) and Michigan Single Business tax ($0.4 million).

General and administrative expenses for home sales and rentals decreased by $1.9 million from $8.1 million to $6.2 million, or 23.5 percent, due to decreases in federal income tax expense ($0.9 million), advertising expense ($0.5 million) and salaries, benefits and consulting ($0.6 million) offset by an increase in other miscellaneous expenses ($0.1 million).

Depreciation and amortization increased by $9.1 million from $45.2 million to $54.3 million, or 20.1 percent, due primarily to a change in the estimated service lives of homes in the Company's rental program and an increase in the total rental home portfolio. The change in estimated useful lives was prospectively adopted during the first quarter of 2005.

Interest expense, including interest on mandatorily redeemable debt, increased by $11.8 million from $48.2 million to $60.0 million, or 24.5 percent, due to increased debt levels and higher interest rates on floating rate debt.

Debt extinguishment expense in 2004 of $51.6 million includes prepayment penalties, fees and other costs associated with extinguishing $345.0 million of unsecured notes. Deferred financing costs related to these notes and other debt repaid were expensed.

Comparison of year ended December 31, 2004 to year ended December 31, 2003

For the year ended December 31, 2004, income from operations decreased by $64.8 million from income of $23.3 million to a loss of $41.5 million, when compared to the year ended December 31, 2003. The decrease was due to increased expenses of $16.0 million, debt extinguishment costs of $51.6 million, deferred financing costs related to the extinguished debt of $5.6 million, Florida storm damage of $0.6 million, and decreased equity income from affiliate of $0.8 million, offset by increased revenues of $9.8 million as described in more detail below.

Income from rental property increased by $8.6 million from $158.5 million to $167.1 million, or 5.4 percent, due to property acquisitions, rent increases, and other community revenues.

Revenue from home sales decreased by $1.8 million from $19.5 million to $17.7 million, or 9.2 percent. The decline is due primarily to a decrease in the number of homes sold.

Rental home revenue increased by $1.7 million from $2.9 million to $4.6 million, or 58.6 percent due primarily to an increase in the number of tenants in the Company's rental program. Additional information regarding the Company's rental program is contained in the table following these results of operations.

Interest income, including income from Origen, decreased by $4.8 million from $11.4 million to $6.6 million, or 42.1 percent, due primarily to a decrease in interest earning notes and receivables.

Other operating income increased by $0.2 million from $0.7 million to $0.9 million, due primarily to increase in brokerage commissions.

Property operating and maintenance expenses increased by $1.9 million from $39.6 million to $41.5 million, or 4.8 percent. The increase was due to increases in utility costs ($0.7 million), payroll expense ($0.5 million), repair and maintenance expense ($0.2 million), insurance expense ($0.3 million), and miscellaneous other expenses ($0.2 million).

Real estate taxes increased by $2.1 million from $11.7 million to $13.8 million, or 17.9 percent due to acquisitions made in 2004 ($0.7 million) and increases in assessments and tax rates ($1.4 million).

Cost of home sales increased by $0.3 million from $13.9 million to $14.2 million, or 2.1 percent due primarily to the decrease in the number of homes sold offset by an increase in the average cost of homes. Overall home sales gross margins decreased $2.2 million from $5.6 million to $3.4 million, or 39.3 percent.

Rental home operating and maintenance increased by $1.8 million from $1.6 million to $3.4 million due primarily to an increase in the number of tenants in the Company's rental program. Additional information regarding the Company's rental program is contained in the table following these results of operations.

General and administrative expenses for rental property increased by $2.1 million from $10.5 million to $12.6 million, due to compensation expenses ($0.7 million), Michigan Single Business tax ($0.3 million), system conversion costs ($0.4 million), Sarbanes-Oxley Act compliance costs ($0.3 million), and miscellaneous other expenses ($0.4 million).

General and administrative expenses for home sales and rentals increased by $2.1 million from $6.0 million to $8.1 million, or 35.0 percent, due to increases in federal income tax expense ($0.7 million), salaries, benefits and consulting ($0.7 million), inventory utility costs ($0.2 million) and other miscellaneous expenses ($0.5 million).

Depreciation and amortization increased by $1.3 million from $43.9 million to $45.2 million, or 3.0 percent, due primarily to additional investment in rental property.

Debt extinguishment expense of $51.6 million includes prepayment penalties, fees and other costs associated with extinguishing $345.0 million of unsecured notes. Deferred financing costs of $5.6 million related to these notes and other debt repaid were expensed.

Interest expense, including interest on mandatorily redeemable debt increased by $9.5 million from $38.7 million to $48.2 million, or 24.5 percent, due to increased debt levels somewhat offset by lower interest rates and the reclassification of dividends paid on Preferred Operating Partnership Units ("POP Units") as interest expense pursuant to the adoption of Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity" ("SFAS150").

The $4.9 million impairment charge recorded in 2003 relates to a reduction in book value of a new community development due to the impracticality of future phase development.

Same Property Information

The following table reflects property-level financial information as of and for the years ended December 31, 2005 and 2004. The "Same Property" data represents information regarding the operation of communities owned as of January 1, 2004 and December 31, 2005. Site, occupancy, and rent data for those communities is presented as of the last day of each period presented. The "Total Portfolio" column differentiates from the "Same Property" column by including financial information for properties acquired after January 1, 2004 and new development communities.

	Same Property		Total Portfolio	
	2005	2004	2005	2004
	(in thousands)		(in thousands)	
Income from rental property	$ 158,882	$ 153,999	$ 178,985	$ 167,145
Property operating expenses:				
Property operating and maintenance	31,672	31,345	45,091	41,544
Real estate taxes	13,344	12,740	15,173	13,753
Property operating expenses	45,016	44,085	60,264	55,297
Property net operating income [1]	$ 113,866	$ 109,914	$ 118,721	$ 111,848
Number of properties	121	121	135	136
Developed sites	42,926	42,876	47,385	46,856
Occupied sites	35,246 [2]	35,236 [2]	38,190 [2]	38,036
Occupancy %	84.7% [3]	85.0% [3]	83.7% [3]	83.8%
Weighted average monthly rent per site	$ 355 [3]	$ 342 [3]	$ 355 [3]	$ 342
Sites available for development	5,282	5,446	6,942	7,277
Sites planned for development in next year	99	208	99	208

[1] Investors in and analysts following the real estate industry utilize net operating income ("NOI") as a supplemental performance measure. NOI is derived from revenues (determined in accordance with GAAP) minus property operating expenses and real estate taxes (determined in accordance with GAAP). NOI does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity; nor is it indicative of funds available for the Company's cash needs, including its ability to make cash distributions. The Company believes that net income is the most directly comparable GAAP measurement to net operating income. Net income includes interest and depreciation and amortization which often have no effect on the market value of a property and therefore limit its use as a performance measure. In addition, such expenses are often incurred at a parent company level and therefore are not necessarily linked to the performance of a real estate asset. The Company believes that net operating income is helpful to investors as a measure of operating performance because it is an indicator of the return on property investment, and provides a method of comparing property performance over time. The Company uses NOI as a key management tool when evaluating performance and growth of particular properties and/or groups of properties. The principal limitation of NOI is that it excludes depreciation, amortization and non-property specific expenses such as general and administrative expenses, all of which are significant costs, and therefore, NOI is a measure of the operating performance of the properties of the Company rather than of the Company overall.

[2] Occupied sites include manufactured housing and permanent recreational vehicle sites, and exclude seasonal recreational vehicle sites.

[3] Occupancy % and weighted average rent relates to manufactured housing sites, excluding both permanent and seasonal recreational vehicle sites.

On a same property basis, property net operating income increased by $4.0 million from $109.9 million to $113.9 million, or 3.6 percent. Income from property increased by $4.9 million from $154.0 million to $158.9 million, or 3.2 percent, due primarily to increases in rents including water and property tax pass through.

Property operating expenses increased by $.9 million from $44.1 million to $45.0 million, or 2.1 percent, due to increases in real estate taxes ($.6 million), payroll ($.2 million), utilities and other ($0.2 million).

Rental Program

The following table reflects additional information regarding the Company's rental program for the years ended December 31, 2005, 2004 and 2003:

	Year Ended December 31,		
	2005	2004	2003
	(in thousands except for *)		
Rental home revenue	$ 9,084	$ 4,558	$ 2,881
Site rent included in Income from rental property	12,277	6,300	3,376
Rental program revenue	21,361	10,858	6,257
Expenses			
Payroll and commissions	1,826	1,052	577
Repairs and refurbishment	3,190	1,375	526
Taxes and insurance	1,022	458	248
Other	1,334	483	269
Rental program operating and maintenance	7,372	3,368	1,620
Net operating income [(1)]	$ 13,989	$ 7,490	$ 4,637
Number of occupied rentals, end of period*	3,711	1,933	1,171
Cost of occupied rental homes	$ 109,214	$ 51,540	$ 29,261
Weighted average monthly rental rate*	$ 643	$ 579	$ 540

[(1)] See Note (1) following Same Property Information on page 37.

Net operating income from the rental program increased $6.5 million from $7.5 million in 2004 to $14.0 million in 2005 as a result of a $10.5 million increase in revenue offset by a $4.0 million increase in expenses. Revenues increased due to an increase in the weighted average monthly rental rate and an increase in the number of leased rental homes. Expenses were also impacted by the increase in the number of leased rental homes. A comparison of the year ended 2003 to the year ended 2004 would show similar increases in net operating income, revenue and expenses for the same reasons as noted in the comparison of the year ended 2005 to the year ended 2004.

Liquidity and Capital Resources

The Company's principal liquidity demands have historically been, and are expected to continue to be, distributions to the Company's stockholders and the unitholders of the Operating Partnership, capital improvements of properties, the purchase of new and pre-owned homes, property acquisitions, development and expansion of properties, and debt repayment.

The Company expects to meet its short-term liquidity requirements through its working capital provided by operating activities, through its $115.0 million line of credit and through such other lines of credit that may be entered into. The Company considers these resources to be adequate to meet all operating requirements, including recurring capital improvements, routinely amortizing debt and other normally recurring expenditures of a capital nature, pay dividends to its stockholders to maintain qualification as a REIT in accordance with the Internal Revenue Code and make distributions to the Operating Partnership's unitholders.

The Company plans to invest approximately $2 to $5 million in developments consisting of expansions to existing communities and the development of new communities during 2006. The Company expects to finance these investments by using net cash flows provided by operating activities and by drawing upon its line of credit.

The Company has invested $7.3 million in the acquisition of properties during 2005. The Company continuously seeks acquisition opportunities that meet the Company's criteria for acquisition. Should such investment opportunities arise in 2006, the Company will finance the acquisitions though the temporary use of its line of credit until permanent secured financing can be arranged, through the assumption of existing debt on the properties or the issuance of certain equity securities.

During 2005, the Company acquired a recreational vehicle community comprised of approximately 700 recreational vehicle sites and 30 manufactured housing sites in Dover, Florida for $7.3 million. Subsequent to December 31, 2005, the Company purchased a manufactured housing community containing 227 sites in Oakland County, Michigan for $7.8 million and assumed $4.5 million of debt. The occupancy of this community is approximately 95.0 percent.

Also during 2005, the Company sold two properties located in Florida comprised of 96 manufactured housing sites and 165 recreational vehicle sites for a combined sales price of $5.7 million.

The Company has also invested approximately $66 million in the acquisition of homes primarily intended for its rental program. Expenditures for 2006 will be dependent upon the condition of the markets for repossessions and new home sales as well as rental homes.

Cash and cash equivalents decreased by $46.7 million to $5.9 million at December 31, 2005 compared to $52.6 million at December 31, 2004. Net cash provided by operating activities increased by $6.1 million to $66.2 million for the year ended December 31, 2005 compared to $60.1 million for the year ended December 31, 2004.

The Company's net cash flows provided by operating activities may be adversely impacted by, among other things: (a) the market and economic conditions in the Company's markets; (b) lower occupancy rates of the Properties; (c) increased operating costs, including insurance premiums, real estate taxes and utilities, that cannot be passed on to the Company's tenants; and (d) decreased sales or rentals of manufactured homes. See "Risk Factors."

The Company has an unsecured line of credit facility with a maximum borrowing amount of $115 million, subject to certain borrowing base calculations, which bears interest at LIBOR + 1.75% and matures in September 2007, with a one-year optional extension. At December 31, 2005, $3.4 million of availability was used to back standby letters of credit and $36.5 million was available to be drawn under the facility based on the December 31, 2005 calculation of borrowing base. The line of credit facility contains various leverage, debt service coverage, net worth maintenance and other customary covenants all of which the Company was in compliance with at December 31, 2005.

The Company's primary long-term liquidity needs are principal payments on outstanding indebtedness. At December 31, 2005, the Company's outstanding contractual obligations were as follows:

		Payments Due By Period (in thousands)			
Contractual Cash Obligations	**Total Due**	**1 year**	**2-3 years**	**4-5 years**	**After 5 years**
Collateralized term loan	$ 40,079	$ 807	$ 39,272	$ -	$ -
Collateralized term loan - FNMA	387,624	2,417	7,618	8,418	369,171
Collateralized term loan - B of A	494,511	1,803	14,791	16,928	460,989
Mortgage notes, other	65,831	23,999	25,329	12,233	4,271
Line of credit	73,300		73,300	-	-
Redeemable Preferred OP Units	62,123	8,175	4,500	8,940	40,507
Operating leases	1,948	885	1,063	-	-
	$ 1,125,416	$ 38,086	$ 165,873	$ 46,519	$ 874,938

Interest expense is a material cash requirement of the Company and is expected to be in excess of $63.0 million during 2006.

The Company anticipates meeting its long-term liquidity requirements, such as scheduled debt maturities, large property acquisitions, and Operating Partnership unit redemptions through the collateralization of a significant portion of its Properties. From time to time, the Company may also issue shares of its capital stock, issue equity units in the Operating Partnership or sell selected assets. The ability of the Company to finance its long-term liquidity requirements in such manner will be affected by numerous economic factors affecting the manufactured housing community industry at the time, including the availability and cost of mortgage debt, the financial condition of the Company, the operating history of the Properties, the state of the debt and equity markets, and the general national, regional and local economic conditions. See "Risk Factors". If the Company is unable to obtain additional debt or equity financing on acceptable terms, the Company's business, results of operations and financial condition will be adversely impacted.

At December 31, 2005, the Company's debt to total capitalization approximated 63.8 percent (assuming conversion of all Common OP Units to shares of common stock). The debt has a weighted average maturity of approximately 7.8 years and a weighted average interest rate of 5.3 percent.

Capital expenditures for the years ended December 31, 2005 and 2004 included recurring capital expenditures of $7.7 million and $6.6 million (excluding $0.4 million related to a software conversion), respectively.

Net cash used in investing activities was $37.0 million for the year ended December 31, 2005 compared to $154.4 million in the prior year. The difference is due to: decreased investment in rental properties of $60.0 million; decreased purchase of short-term investments of $90.0 million; offset by decreased proceeds from property and land disposition of $4.4 million; decreased repayments of notes receivables and officer's notes, net of $14.9 million; and decreased proceeds from loans sold to Origen of $13.3 million.

Net cash used in financing activities was $75.9 million for the year ended December 31, 2005, compared to net cash provided by financing activities of $122.9 million in the prior year. The difference is primarily due to a decrease in net proceeds from notes payable and other debt of $174.3 million, inclusive of borrowings on the line of credit $172.3 million, the retirement of $50.0 million of Perpetual Preferred Operating Partnership Units and a reduction in net proceeds from the issuance of common stock and OP units, net of $3.3 million, offset by decreased distributions of $2.6 million, decreased treasury stock purchases of $17.2 million, and decreased payments of deferred financing costs of $9.0 million.

Ratio of Earnings to Fixed Charges

The Company's ratio of earnings to fixed charges for the years ended December 31, 2005 and 2004 was less than 1:1 (the earnings deficiency required to bring the ratio to 1:1 was $6.3 million and $46.1 million, respectively). The Company's ratio of earnings to fixed charges was 1.29:1 for the year ended December 31, 2003.

Inflation

Most of the leases allow for periodic rent increases which provide the Company with the opportunity to achieve increases in rental income as each lease expires. Such types of leases generally minimize the risk of inflation to the Company.

Safe Harbor Statement

This Form 10-K contains various "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements will be subject to the safe harbors created thereby. For this purpose, any statements contained in this Form 10-K that relate to prospective events or developments are deemed to be forward-looking statements. Words such as "believes," "forecasts," "anticipates," "intends," "plans," "expects," "will" and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the Company's current views with respect to future events and financial performance, but involve known and unknown risks and uncertainties, both general and specific to the matters discussed in this Form 10-K. These risks and uncertainties may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward looking statements. Such risks and uncertainties include the national, regional and local economic climates, the ability to maintain rental rates and occupancy levels, competitive market forces, changes in market rates of interest, the ability of manufactured home buyers to obtain financing, the level of repossessions by manufactured home lenders and those risks and uncertainties referenced under the headings entitled "Factors That May Affect Future Results" or "Risk Factors" contained in this Form 10-K and the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained in this Form 10-K speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward-looking statements made herein to reflect changes in the Company's expectations of future events.

Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, "Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS No. 154"). SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections, and is effective for fiscal years beginning after December 15, 2005. Early adoption is permitted. SFAS No. 154 is not expected to have a material impact on the Company's consolidated financial statements.

In December 2004, the FASB issued Share-Based Payment Statement No. 123(R), that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. Under the FASB's statement, all forms of share-based payments to employees, including employee stock options, must be treated the same as other forms of compensation by recognizing the related cost in the income statement. The expense of the award would generally be measured at fair value at the grant date. Current accounting guidance requires that the expense relating to so-called fixed plan employee stock options only be disclosed in the footnotes to the financial statements. The Statement eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees for options granted after June 15, 2005. On April 14, 2005, the SEC announced it would permit companies to implement statement 123(R) at the beginning of their next fiscal year. The Company plans to adopt the new rules reflected in statement 123(R) using the modified-prospective method, effective January 1, 2006. The Company believes that adoption of this pronouncement will not have a significant impact on its financial position or results of operations.

Other

Funds from operations ("FFO") is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of depreciable operating property, plus real estate-related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO is a non-GAAP financial measure that management believes is a useful supplemental measure of the Company's operating performance. Management generally considers FFO to be a useful measure for reviewing comparative operating and financial performance because, by excluding gains and losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates and operating costs, providing perspective not readily apparent from net income. Management believes that the use of FFO has been beneficial in improving the understanding of operating results of REITs among the investing public and making comparisons of REIT operating results more meaningful.

Because FFO excludes significant economic components of net income including depreciation and amortization, FFO should be used as an adjunct to net income and not as an alternative to net income. The principal limitation of FFO is that it does not represent cash flow from operations as defined by GAAP and is a supplemental measure of performance that does not replace net income as a measure of performance or net cash provided by operating activities as a measure of liquidity. In addition, FFO is not intended as a measure of a REIT's ability to meet debt principal repayments and other cash requirements, nor as a measure of working capital. FFO only provides investors with an additional performance measure. Other REITS may use different methods for calculating FFO and, accordingly, the Company's FFO may not be comparable to other REITs.

The following table reconciles net income to FFO and calculates FFO data for both basic and diluted purposes for the years ended December 31, 2005, 2004, 2003 (in thousands):

SUN COMMUNITIES, INC.
RECONCILIATION OF NET INCOME TO FUND FROM OPERATIONS
(Amounts in thousands, except for per share/OP unit amounts)

	2005	2004	2003
Net income (loss)	$ (5,452)	$ (40,468)	$ 23,714
Adjustments:			
Depreciation and amortization	56,902	45,589	43,458
Valuation adjustment [(1)]	430	528	(879)
Allocation of SunChamp losses [(2)]	0	300	4,548
(Gain) loss on dispositions, net	156	(3,880)	(8,590)
Income (loss) allocated to common minority interests	(723)	(5,364)	3,274
Funds from operations (FFO)	$ 51,313	$ (3,295)	$ 65,525
FFO - Continuing Operations	$ 51,141	$ (3,628)	$ 63,380
FFO - Discontinued Operations	$ 172	$ 333	$ 2,145
Weighted average common shares/OP Units outstanding:			
Basic	20,121	20,792	20,717
Diluted	20,253	20,792	20,856
Continuing Operations:			
FFO per weighted average Common Share/OP Unit - Basic	$ 2.53	$ (0.17)	$ 3.06
FFO per weighted average Common Share/OP Unit - Diluted	$ 2.53	$ (0.17)	$ 3.04
Discontinued Operations:			
FFO per weighted average Common Share/OP Unit - Basic	$ 0.01	$ 0.01	$ 0.10
FFO per weighted average Common Share/OP Unit - Diluted	$ 0.01	$ 0.01	$ 0.10
Total Operations:			
FFO per weighted average Common Share/OP Unit - Basic	$ 2.54	$ (0.16)	$ 3.16
FFO per weighted average Common Share/OP Unit - Diluted	$ 2.54	$ (0.16)	$ 3.14

(1) The Company entered into three interest rate swaps and an interest rate cap agreement. The valuation adjustment reflects the theoretical noncash profit and loss were those hedging transactions terminated at the balance sheet date. As the Company has no expectation of terminating the transactions prior to maturity, the net of these noncash valuation adjustments will be zero at the various maturities. As any imperfection related to hedging correlation in these swaps is reflected currently in cash as interest, the valuation adjustments reflect volatility that would distort the comparative measurement of FFO and on a net basis approximate zero. Accordingly, the valuation adjustments are excluded from FFO. The valuation adjustment is included in interest expense.

(2) The Company acquired the equity interest of another investor in SunChamp in December 2002. Consideration consisted of a long-term note payable at net book value. Although the adjustment for the allocation of the SunChamp losses (based on SunChamp as a stand-alone entity) is not reflected in the accompanying financial statements, management believes that it is appropriate to provide for this adjustment because the Company's payment obligations with respect to the note are subordinate in all respects to the return of the members' equity (including the gross book value of the acquired equity) plus a preferred return. As a result, the losses that are allocated to the Company from SunChamp as a stand-alone entity under generally accepted accounting principles are effectively reallocated to the note for purposes of calculating FFO. A situation such as this is not contemplated in the NAREIT definition of FFO due to the unique circumstances of the transaction. Although not comparable to the precise NAREIT definition, the Company believes the inclusion of this item in its calculation of FFO to be appropriate as noted above.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company's principal market risk exposure is interest rate risk. The Company mitigates this risk by maintaining prudent amounts of leverage, minimizing capital costs and interest expense while continuously evaluating all available debt and equity resources and following established risk management policies and procedures, which include the periodic use of derivatives. The Company's primary strategy in entering into derivative contracts is to minimize the variability that changes in interest rates could have on its future cash flows. The Company generally employs derivative instruments that effectively convert a portion of its variable rate debt to fixed rate debt. The Company does not enter into derivative instruments for speculative purposes.

The Company has entered into three separate interest rate swap agreements and an interest rate cap agreement. One of the swap agreements fixes $25 million of variable rate borrowings at 4.84 percent for the period April 2003 through July 2009, another of the swap agreements fixes $25 million of variable rate borrowings at 5.28 percent for the period April 2003 through July 2012 and the third swap agreement, which is only effective for so long as 90-day LIBOR is 7 percent or less, fixes $25 million of variable rate borrowings at 3.88 percent for the period April 2003 through July 2007. The interest rate cap agreement has a cap rate of 9.49 percent, a notional amount of $152.4 million and a termination date of April 13, 2006. Each of the Company's derivative contracts is based upon 90-day LIBOR.

The Company's remaining variable rate debt totals $166.7 million as of December 31, 2005 which bears interest at Prime, various LIBOR or Fannie Mae Discounted Mortgage Backed Securities ("DMBS") rates. If Prime, LIBOR, or DMBS increased or decreased by 1.0 percent during the years ended December 31, 2005 and 2004, the Company believes its interest expense would have increased or decreased by approximately $1.3 million and $1.7 million, respectively, based on the $131.2 million and $169.7 million average balance outstanding under the Company's variable rate debt facilities for the year ended December 31, 2005 and 2004, respectively.

Additionally, the Company had $13.5 million and $14.7 million LIBOR based variable rate mortgage and other notes receivable as of December 31, 2005 and 2004. If LIBOR increased or decreased by 1.0 percent during the years ended December 31, 2005 and 2004, the Company believes interest income would have increased or decreased by approximately $0.1 million and $0.2 million, respectively, based on the $14.1 million and $19.3 million average balance outstanding on all variable rate notes receivable for the year ended December 31, 2005 and 2004, respectively.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial statements and supplementary data are filed herewith under Item 15.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's management is responsible for establishing and maintaining disclosure controls and procedures as defined in the rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer, Gary A. Shiffman, and Chief Financial Officer, Jeffrey P. Jorissen, the Company evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2005. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2005 to ensure that information the Company is required to disclose in its filings with the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and to ensure that information required to be disclosed by the Company in the reports that it files under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Design and Evaluation of Internal Control Over Financial Reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the Company has included a report of management's assessment of the design and effectiveness of its internal controls as part of this Annual Report on Form 10-K for the fiscal year ended December 31, 2005. The Company's independent registered public accounting firm also attested to, and reported on, management's assessment of the effectiveness of internal control over financial reporting. Management's report and the independent registered public accounting firm's attestation report are included in the Company's 2005 financial statements under the captions entitled "Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm" and are incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the quarterly period ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable

PART III

The information required by **Items 10, 11, 12, 13, and 14** will be included in the Company's proxy statement for its 2006 Annual Meeting of Shareholders, and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are filed herewith as part of this Form 10-K:

(1) A list of the financial statements required to be filed as a part of this Form 10-K is shown in the "Index to the Consolidated Financial Statements and Financial Statement Schedule" filed herewith.

(2) A list of the financial statement schedules required to be filed as a part of this Form 10-K is shown in the "Index to the Consolidated Financial Statements and Financial Statement Schedule" filed herewith.

(3) A list of the exhibits required by Item 601 of Regulation S-K to be filed as a part of this Form 10-K is shown on the "Exhibit Index" filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2006

SUN COMMUNITIES, INC., a
Maryland corporation

By:/s/ Gary A. Shiffman
Gary A. Shiffman, Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Gary A. Shiffman Gary A. Shiffman	Chief Executive Officer, President and Chairman of the Board of Directors	March 16, 2006
/s/ Jeffrey P. Jorissen Jeffrey P. Jorissen	Executive Vice President, Chief Financial Officer, Treasurer, Secretary and Principal Accounting Officer	March 16, 2006
/s/ Paul D. Lapides Paul D. Lapides	Director	March 16, 2006
/s/ Ted J. Simon Ted J. Simon	Director	March 16, 2006
/s/ Clunet R. Lewis Clunet R. Lewis	Director	March 16, 2006
/s/ Ronald L. Piasecki Ronald L. Piasecki	Director	March 16, 2006
/s/ Arthur A. Weiss Arthur A. Weiss	Director	March 16, 2006

SUN COMMUNITIES, INC.
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles;
- provide reasonable assurance that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material adverse effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. Even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2005. In making this assessment, management used the criteria for effective internal control over financial reporting set forth in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2005, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Grant Thornton LLP, independent registered public accounting firm, who audited and reported on the financial statements of the Company included in this report as of December 31, 2005 and 2004 and for each of the years ended December 31, 2005, 2004 and 2003 has issued an attestation report on management's assessment of internal control over financial reporting as of December 31, 2005.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Sun Communities, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Sun Communities, Inc. and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sun Communities, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005, and our report dated March 16, 2006, expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP

Southfield, Michigan
March 16, 2006

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Sun Communities, Inc.

We have audited the accompanying consolidated balance sheets of Sun Communities, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sun Communities, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. Schedule III is presented for the purpose of additional analysis and is not a required part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sun Communities, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 16, 2006, expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Southfield, Michigan
March 16, 2006

SUN COMMUNITIES, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005 AND 2004
(amounts in thousands)

	2005	2004
ASSETS		
Investment in rental property, net	$ 1,161,820	$ 1,131,956
Cash and cash equivalents	5,880	52,586
Short-term investments	-	44,975
Inventory of manufactured homes	17,105	25,964
Investment in affiliate	46,352	48,360
Notes and other receivables	41,134	45,037
Other assets	48,245	54,289
Total assets	$ 1,320,536	$ 1,403,167
LIABILITIES		
Debt	$ 1,050,168	$ 1,078,442
Line of credit	73,300	-
Other liabilities	32,267	31,936
Total liabilities	1,155,735	1,110,378
Minority interest	21,544	81,043
STOCKHOLDERS' EQUITY		
Preferred stock, $.01 par value, 10,000 shares authorized, none issued	$ -	$ -
Common stock, $.01 par value, 90,000 shares authorized, 19,814 and 19,626 issued in 2005 and 2004, respectively	198	196
Additional paid-in capital	460,568	462,522
Officer's notes	(9,427)	(9,798)
Unearned compensation	(13,187)	(15,557)
Accumulated comprehensive earnings (loss)	532	(959)
Distributions in excess of accumulated earnings	(231,827)	(181,073)
Treasury stock, at cost, 1,802 and 1,202 shares in 2005 and 2004, respectively	(63,600)	(43,585)
Total stockholders' equity	143,257	211,746
Total liabilities and stockholders' equity	$ 1,320,536	$ 1,403,167

The accompanying notes are an integral part of the consolidated financial statements

SUN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(amounts in thousands except for per share data)

	2005	2004	2003
REVENUES			
Income from rental property	$ 178,985	$ 167,145	$ 158,546
Revenue from home sales	18,385	17,667	19,516
Rental home revenue	9,084	4,558	2,881
Ancillary revenues, net	741	532	530
Interest	4,359	6,633	7,434
Income from Origen, net, principally interest	-	-	3,920
Gain on sale of land	-	5,879	-
Other income (loss)	(689)	934	676
Total revenues	210,865	203,348	193,503
COSTS AND EXPENSES			
Property operating and maintenance	45,091	41,544	39,562
Real estate taxes	15,173	13,753	11,678
Cost of home sales	13,861	14,242	13,879
Rental home operating and maintenance	7,372	3,368	1,620
General and administrative - rental property	14,493	12,559	10,536
General and administrative - home sales and rentals	6,207	8,070	6,027
Depreciation and amortization	54,330	45,217	43,940
Extinguishment of debt	-	51,643	-
Deferred financing costs related to extinguished debt	-	5,557	-
Interest	55,650	43,899	36,679
Interest on mandatorily redeemable debt	4,322	4,294	2,058
Impairment charge	-	-	4,932
Florida storm damage (recovery)	(390)	600	-
Total expenses	216,109	244,746	170,911
Equity income (loss) from affiliate	(908)	(151)	667
Income (loss) from operations	(6,152)	(41,549)	23,259
Less income (loss) allocated to minority interest:			
Preferred OP Units	961	4,438	6,479
Common OP Units	(837)	(5,382)	3,078
Income (loss) from continuing operations	(6,276)	(40,605)	13,702
Income (loss) from discontinued operations	824	137	10,012
Net income (loss)	$ (5,452)	$ (40,468)	$ 23,714
Weighted average common shares outstanding:			
Basic	17,716	18,318	18,206
Diluted	17,716	18,318	18,345
Basic earnings (loss) per share:			
Continuing operations	$ (0.35)	$ (2.22)	$ 0.75
Discontinued operations	0.04	0.01	0.55
Net income (loss)	$ (0.31)	$ (2.21)	$ 1.30
Diluted earnings (loss) per share:			
Continuing operations	$ (0.35)	$ (2.22)	$ 0.75
Discontinued operations	0.04	0.01	0.54
Net income (loss)	$ (0.31)	$ (2.21)	$ 1.29

The accompanying notes are an integral part of the consolidated financial statements

SUN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(amounts in thousands)

	2005	2004	2003
Net income (loss)	$ (5,452)	$ (40,468)	$ 23,714
Unrealized income on interest rate swaps	1,491	335	557
Comprehensive income (loss)	$ (3,961)	$ (40,133)	$ 24,271

SUN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(amounts in thousands except for per share data)

	Common Stock	Additional Paid-in Capital	Officers' Notes	Unearned Compensation	Accumulated Comprehensive Earnings (Loss)	Distributions in Excess of Accumulated Earnings	Treasury Stock	Total Equity
Balance, January 1, 2003	$ 183	$ 420,683	$ (10,703)	$ (8,622)	$ (1,851)	$ (73,774)	$ (6,384)	$ 319,532
Issuance of common stock, net	9	27,640						27,649
Amortization and forfeitures				1,285				1,285
Repayment of officers' notes			404					404
Reclassification and conversion of minority interest		(2,112)						(2,112)
Net income						23,714		23,714
Unrealized income on interest rate swaps					557			557
Cash distributions declared of $2.41 per share						(44,419)		(44,419)
Balance, December 31, 2003	$ 192	$ 446,211	$ (10,299)	$ (7,337)	$ (1,294)	$ (94,479)	$ (6,384)	$ 326,610
Issuance of common stock, net	4	13,455		(10,331)				3,128
Amortization and forfeitures				2,111				2,111
Repayment of officer's notes			501					501
Treasury stock purchased, 1,000 shares							(37,201)	(37,201)
Reclassification and conversion of minority interest		2,856						2,856
Net loss						(40,468)		(40,468)
Unrealized income on interest rate swaps					335			335
Cash distributions declared of $2.44 per share						(46,126)		(46,126)
Balance, December 31, 2004	$ 196	$ 462,522	$ (9,798)	$ (15,557)	$ (959)	$ (181,073)	$ (43,585)	$ 211,746
Issuance of common stock, net	2	2,043						2,045
Amortization and forfeitures				2,370				2,370
Repayment of officer's notes			371					371
Treasury stock purchased, 600 shares							(20,015)	(20,015)
Reclassification and conversion of minority interest		(3,997)						(3,997)
Net loss						(5,452)		(5,452)
Unrealized income on interest rate swaps					1,491			1,491
Cash distributions declared of $2.50 per share						(45,302)		(45,302)
Balance, December 31, 2005	$ 198	$ 460,568	$ (9,427)	$ (13,187)	$ 532	$ (231,827)	$ (63,600)	$ 143,257

The accompanying notes are an integral part of the consolidated financial statements

SUN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(amounts in thousands)

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ (5,452)	$ (40,468)	$ 23,714
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Income (loss) allocated to minority interests	(723)	(5,364)	3,274
Gain from property and land dispositions, net	(828)	(5,879)	(3,658)
Depreciation and amortization	59,273	49,510	44,467
Distributions from affiliate	1,100	2,238	-
Amortization of deferred financing costs	1,939	2,160	1,835
Extinguishment of debt	-	51,643	-
Write off of deferred financing costs related to extinguished debt	-	5,557	-
Equity (income) loss from affiliates	908	151	(667)
(Increase) decrease in inventory and other assets	9,662	(6,591)	(5,550)
Increase (decrease) in accounts payable and other liabilities	331	7,103	(814)
Net cash provided by operating activities	66,210	60,060	62,601
CASH FLOWS FROM INVESTING ACTIVITIES:			
Investment in rental properties	(87,990)	(147,965)	(50,310)
Purchase of short-term investments	(84,875)	(106,975)	-
Proceeds from sale of short-term investments	129,850	62,000	-
Proceeds related to property and land dispositions	3,867	8,257	22,499
Investments in and advances to affiliates	-	-	(46,945)
Proceeds from sale of installment loans on manufactured homes to Origen	-	13,289	61,994
Purchase of installment loans on manufactured homes from Origen	-	-	(74,206)
Decrease in notes receivable and officers' notes, net	2,098	17,003	28,747
Net cash used in investing activities	(37,050)	(154,391)	(58,221)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from issuance of common stock and OP units, net	(2,296)	1,033	26,222
Borrowings (repayments) on line of credit, net	73,300	(99,000)	36,000
Payments to retire Perpetual Preferred Operating Partnership Units	(50,000)	-	-
Payments to redeem notes payable and other debt	(34,346)	(426,224)	(143,774)
Proceeds from notes payable and other debt	6,025	744,462	150,000
Payments for deferred financing costs	(35)	(9,091)	(2,281)
Treasury stock purchases	(20,015)	(37,201)	-
Distributions	(48,499)	(51,120)	(49,153)
Net cash provided by (used in) financing activities	(75,866)	122,859	17,014
Net increase (decrease) in cash and cash equivalents	(46,706)	28,528	21,394
Cash and cash equivalents, beginning of year	52,586	24,058	2,664
Cash and cash equivalents, end of year	$ 5,880	$ 52,586	$ 24,058
SUPPLEMENTAL INFORMATION:			
Cash paid for interest including capitalized amounts of $69, $380, and $2,082 in 2005, 2004 and 2003, respectively	$ 54,129	$ 46,119	$ 35,744
Cash paid for interest on mandatorily redeemable debt	$ 4,311	$ 4,339	$ 2,058
Noncash investing and financing activities:			
Debt assumed for rental properties	$ -	$ 34,186	$ 2,288
Issuance of partnership units to retire capitalized lease obligations	$ -	$ 4,725	$ 4,170
Unrealized gain on interest rate swaps	$ 1,491	$ 335	$ 557

The accompanying notes are an integral part of the consolidated financial statements

SUN COMMUNITIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005, 2004 AND 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a. **Business:** Sun Communities, Inc. (the "Company") is a real estate investment trust ("REIT") which owns and operates 135 manufactured housing communities at December 31, 2005 located in eighteen states concentrated principally in the Midwest and Southeast comprising 47,385 developed sites and 6,942 sites suitable for development.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

b. **Principles of Consolidation:** The accompanying financial statements include the accounts of the Company and all majority-owned and controlled subsidiaries including Sun Communities Operating Limited Partnership (the "Operating Partnership") SunChamp LLC ("SunChamp"), and effective December 31, 2003, Sun Home Services, Inc. ("SHS"). SHS is a wholly owned subsidiary and beginning in 2003 is included in the consolidated financial statements in accordance with Financial Interpretation No. 46(R), "Consolidation of Variable Interest Entities". With total assets of approximately $132.8 million, SHS actively markets, sells and leases new and pre-owned manufactured homes for placement in the Company's properties.

The minority interests include 2.3 million Common Operating Partnership Units ("OP Units") which are convertible into an equivalent number of shares of the Company's common stock. Such conversion would have no effect on earnings per share since the allocation of earnings to an OP Unit is equivalent to earnings allocated to a share of common stock. The minority interests are adjusted to their relative ownership interest whenever OP Units or common stock are issued, converted or retired by reclassification to/from paid-in capital.

$62.1 million of Preferred OP Units ("POP Units"), which are mandatorily redeemable, are included in debt at December 31, 2005 and 2004, pursuant to the adoption of Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity". These POP Units pay dividends at rates ranging from 6.0 percent to 7.6 percent and mature between 2006 and 2014. Of these POP Units, $43.8 million are convertible into shares of the Company's common stock or OP Units at conversion prices ranging from $44 to $68 per unit. The maximum amount that the Company is required to pay to redeem its POP Units is $62.1 million and, if converted, approximately 707,000 shares of the Company's capital stock or OP Units would be issued.

Of the $62.1 million POP Units included in debt at December 31, 2005, $4.7 million were issued during 2004 in connection with property acquisitions. These POP Units pay dividends at 7.625% and mature on May 15, 2010.

c. **Rental Property:** Rental property is recorded at cost, less accumulated depreciation. The Company measures the recoverability of its assets in accordance with the Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long Lived Assets." If such assets were deemed to be impaired as a result of this measurement, the impairment that would be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset as determined on a discounted net cash flow basis. Assets are tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Circumstances that may prompt a test of recoverability may include a significant decrease in anticipated market price, an adverse change to the extent or manner in which an asset may be used or in its physical condition or other such events that may significantly change the value of the long-lived asset.

The Company periodically receives offers from interested parties to purchase certain of its properties. These offers may be the result of an active program initiated by the Company to sell the property, or from an unsolicited offer to purchase the property. The typical sale process involves a significant negotiation and

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

c. **Rental Property, (continued):** due diligence period between the Company and the potential purchaser. As the intent of this process is to determine if there are items that would cause the purchaser to be unwilling to purchase or the Company unwilling to sell, it is not unusual for such potential offers of sale/purchase to be withdrawn as such issues arise. The Company classifies assets as "held for sale" when it is probable, in its opinion, that a sale transaction will be completed within one year. This typically occurs when all significant contingencies surrounding the closing have been resolved, which often corresponds with the closing date.

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Useful lives are 30 years for land improvements and buildings, 10 years for rental homes and 7 to 15 years for furniture, fixtures and equipment.

d. **Cash and Cash Equivalents:** The Company considers all highly liquid investments with an initial maturity of three months or less to be cash and cash equivalents. Certain cash accounts totaling $1.9 million and $1.3 million at December 31, 2005 and 2004, respectively, that hold resident security deposit and tax and mortgage escrow funds are considered restricted cash.

e. **Short-term Investments**: The Company's short-term investments consist of investments in auction rate securities with contractual maturities of up to 30 years. These auction rate securities have interest re-set dates that occur every 7 to 28 days and can be actively marketed at ongoing auctions that occur every 7 to 28 days. Auction rate securities are classified as available-for-sale and are reported on the balance sheet at par value, which approximates market value. Consequently, interest rate movements do not affect the balance sheet valuation of these investments.

f. **Notes and Accounts Receivable:** Notes and accounts receivable are stated at their outstanding balance reduced by unearned discount and allowance for uncollectible accounts. The Company evaluates the recoverability of its receivables whenever events occur or there are changes in circumstances such that management believes it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan and lease agreements. The ability to collect the loans is measured based on the present value of the expected future cash flow discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. For receivables relating to community rents the Company reserves for receivables when it believes collection is less than probable. The reserve for uncollectible accounts receivable related to community rents was $0.3 million and $0.2 million at December 31, 2005 and 2004, respectively.

g. **Stock Options:** The company accounts for its stock options using the intrinsic value method contained in APB Opinion No. 25. "Accounting for Stock Issued to Employees." If the Company had accounted for awards using the method contained in FASB Statement No. 123, "Accounting for Stock-Based Compensation", net income (loss) and earnings (loss) per share would have been presented as follows for the years ended December 31, 2005, 2004 and 2003 (amounts in thousands, except for per share data):

	2005	2004	2003
Net income (loss), as reported	$ (5,452)	$ (40,468)	$ 23,714
Stock-based compensation expense under fair value method	(57)	(62)	(274)
Pro forma net income (loss)	$ (5,509)	$ (40,530)	$ 23,440
Earnings (loss) per share (Basic), as reported	$ (0.31)	$ (2.21)	$ 1.30
Earnings (loss) per share (Basic), pro forma	$ (0.31)	$ (2.21)	$ 1.29
Earnings (loss) per share (Diluted), as reported	$ (0.31)	$ (2.21)	$ 1.29
Earnings (loss) per share (Diluted), pro forma	$ (0.31)	$ (2.21)	$ 1.28

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

h. **Investments in and Advances to Affiliates:** Origen Financial, Inc. ("Origen"), is a real estate investment trust in the business of originating, acquiring and servicing manufactured home loans. In October 2003, the Company purchased 5,000,000 shares of common stock of Origen for $50.0 million. As of December 31, 2005, the Company's 5,000,000 shares of Origen common stock represented approximately 20% of the issued and outstanding shares of the capital stock of Origen. The investment is accounted for using the equity method of accounting. The Company received dividends from Origen of $1.1 and $2.2 million during 2005 and 2004, respectively.

Summarized combined financial information of Origen at December 31, 2005, 2004 and the period of October 8 through December 31, 2003 is presented below before elimination of inter-company transactions.

	(Unaudited) 2005		2004		10/08/03-12/31/03	
Loans receivable	$	768,410	$	563,268	$	368,040
Other assets		124,593		119,279		76,033
Total assets	$	893,003	$	682,547	$	444,073
Warehouse and securitization financing	$	643,914	$	435,761	$	273,404
Repurchase agreements		23,582		20,153		-
Other liabilities		25,556		23,167		28,349
Total liabilities		693,052		479,081		301,753
Equity (deficit)		199,951		203,466		142,320
Total liabilities and equity	$	893,003	$	682,547	$	444,073
Revenues	$	74,042	$	53,663	$	10,219
Expenses		76,701		56,629		8,722
Net income (loss)	$	(2,659)	$	(2,966)	$	1,497
Sun's equity income (loss)	$	(908)	$	(151)	$	667

At December 31, 2005 the Company's investment in Origen had a market value of $35.6 million. Management has no plans to dispose of this investment in the foreseeable future and believes the difference between the carrying value and market value of Origen is not other than temporary.

i. **Revenue Recognition:** Rental income attributable to site and home leases is recorded on a straight-line basis when earned from tenants. Leases entered into by tenants generally range from month-to-month to one year and are renewable by mutual agreement of the Company and resident or, in some cases, as provided by state statute. Revenue from the sale of manufactured homes is recognized upon transfer of title at the closing of the sales transaction. Interest income on notes receivable is recorded on a level yield basis over the life of the notes.

j. **Other Capitalized Costs:** The Company capitalizes certain costs (including interest and other costs) incurred in connection with the development, redevelopment, capital enhancement and leasing of its properties. Management is required to use professional judgment in determining whether such costs meet the criteria for immediate expense or capitalization. The amounts are dependent on the volume and timing of such activities and the costs associated with such activities. Maintenance, repairs and minor improvements to properties are expensed when incurred. Renovations and improvements to properties are capitalized and depreciated over their estimated useful lives and construction costs related to the development of new community or expansion sites are capitalized until the property is substantially complete. Certain expenditures to dealers and residents related to obtaining lessees in our communities are capitalized, as intangible assets, and are amortized over a seven year period based on the anticipated term of occupancy of a resident. Costs associated with implementing the Company's new computer systems are capitalized and amortized over the estimated useful lives of the related software and hardware.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

k. **Fair Value of Financial Instruments:** The carrying values of cash and cash equivalents, escrows, receivables, accounts payable, accrued expenses and other assets and liabilities are reasonable estimates of their fair values because of the shorter maturities of these instruments. The fair value of the Company's long-term indebtedness, which is based on the estimates of management and on rates currently quoted and rates currently prevailing for comparable loans and instruments of comparable maturities, is less than the carrying value by approximately $30.8 million and $23.6 million at December 31, 2005 and 2004, respectively. Potential expenses that would be incurred in an actual sale or settlement are not taken into consideration.

l. **Derivative Instruments and Hedging Activities:** The Company has entered into four derivative contracts consisting of three interest rate swap agreements and an interest rate cap agreement. The Company's primary strategy in entering into derivative contracts is to minimize the variability that changes in interest rates could have on its future cash flows. The Company generally employs derivative instruments that effectively convert a portion of its variable rate debt to fixed rate debt and to cap the maximum interest rate on its variable rate borrowings. The Company does not enter into derivative instruments for speculative purposes.

The swap agreements were effective April 2003, and have the effect of fixing interest rates relative to a collateralized term loan due to Fannie Mae. One swap matures in July 2009, with an effective fixed rate of 4.84 percent. A second swap matures in July 2012, with an effective fixed rate of 5.28 percent. The third swap matures in July 2007, with an effective fixed rate of 3.88 percent. The third swap is effective as long as 90-day LIBOR is 7 percent or lower. The three swaps have an aggregate notional amount of $75.0 million. The interest rate cap agreement has a cap rate of 9.49 percent, a notional amount of $152.4 million and a termination date of April 03, 2006. Each of the Company's derivative contracts is based upon 90-day LIBOR.

The Company has designated the first two swaps and the interest rate cap as cash flow hedges for accounting purposes. The changes in the value of these hedges are reflected in accumulated other comprehensive income (loss) on the balance sheet. These three hedges were highly effective and had minimal effect on income. The third swap does not qualify as a hedge for accounting purposes and, accordingly, the entire change in valuation, whether positive or negative, is reflected as a component of interest expense. The valuation adjustment for the year ended December 31, 2005, 2004 and 2003 totals negative $0.4 million, negative $0.5 million and positive $0.9 million respectively.

In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires all derivative instruments to be carried at fair value on the balance sheet, the Company has recorded an asset of less than $0.1 million and a liability of $1.1 million as of December 31, 2005 and December 31, 2004, respectively.

These valuation adjustments will only be realized if the Company terminates the swaps prior to maturity. This is not the intent of the Company and, therefore, the net of valuation adjustments through the various maturity dates will approximate zero.

m. **Deferred Tax Assets:** The Company has certain subsidiaries that are taxed as regular corporations. Deferred tax assets or liabilities are recognized for temporary differences between the tax bases of non-REIT assets and liabilities and their carrying amounts in the financial statements and net operating loss carry forwards. Deferred tax assets and liabilities are measured using currently enacted tax rates. A valuation allowance is established if based on the insight of available evidence; it is more likely than not that some portion or all of the deferred tax assets will not be realized.

n. **Inventory:** Inventory of manufactured homes is stated at lower of specific cost or market.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

o. **Reclassifications:** Certain 2004 and 2003 amounts have been reclassified to conform to the 2005 financial statement presentation. Such reclassifications had no effect on results of operations as originally presented.

p. **Use of Estimates:** The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes including the depreciable lives and recoverability of real estate assets and the assumption of interest rates for present value calculations. These estimates involve judgments with respect to, among other things, future economic factors that are difficult to predict and are often beyond management's control. As a result, actual amounts may differ from these estimates.

2. RENTAL PROPERTY (amounts in thousands):

	At December 31,	
	2005	2004
Land	$ 116,738	$ 116,187
Land improvements and buildings	1,156,612	1,145,131
Rental homes and improvements	117,314	51,540
Furniture, fixtures, and equipment	36,120	35,002
Land held for future development	31,082	31,652
Property under development	256	1,041
	1,458,122	1,380,553
Less accumulated depreciation	(296,302)	(248,597)
Rental property, net	$ 1,161,820	$ 1,131,956

Land improvements and buildings consist primarily of infrastructure, roads, landscaping, clubhouses, maintenance buildings and amenities.

During 2005, the Company acquired one property located near Tampa, Florida for approximately $7.3 million comprised of 697 recreational vehicle sites and 31 manufactured home sites. The property was acquired for cash.

Subsequent to December 31, 2005, the Company acquired a manufactured home community located in Oakland County, Michigan with occupancy of approximately 95 percent for a total purchase price of $7.8 million. The transaction included the assumption of $4.5 million of debt.

During 2004, the Company acquired six stabilized communities, comprising 1,967 developed sites, for $69.4 million consisting of cash of approximately $53 million and assumption of debt of approximately $16.4 million and three development communities, comprising 989 developed sites and 570 sites available for development, for $51.0 million consisting of cash of approximately $33.1 million and assumption of debt of approximately $17.9 million.

During the first quarter of 2005, the Company prospectively adopted a change in the estimated service lives of homes in its rental program from either 40, 35 or 20 years to 10 years. The effect of this change for the year ended December 31, 2005 is a decrease in net income and income from operations of approximately $8.0 million and a decrease in earnings per share of approximately $0.45 per share.

3. DISPOSITION OF PROPERTIES:

In 2003, the Company sold four manufactured home communities for gross proceeds of approximately $24.8 million. In 2004, the Company sold undeveloped commercial land for $8.8 million resulting in a gain of approximately $5.9 million. In 2005, the Company sold two properties for a combined sales price of $5.7 million.

In accordance with FAS 144, effective for financial statements issued for all fiscal years beginning after December 15, 2001, results of operations and gain/(loss) in sales of real estate for properties with identifiable cash flows sold subsequent to December 31, 2001 are reflected in the Consolidated Statements of Operations as income from discontinued operations for all periods presented. Below is a summary of the results of operations of sold properties through their respective disposition dates (in thousands):

	Summary Statement of Operations Disposed Properties		
	2005	2004	2003
Income from rental property	$ 407	$ 690	$ 3,332
Revenue from home sales	96	170	-
Rental home revenue	7		
Ancillary revenues, net	(2)	13	-
Property operating and maintenance	(170)	(275)	(808)
Real estate taxes	(24)	(64)	(378)
Cost of home sales	(89)	(141)	-
Rental home operating and maintenance	(2)		
Depreciation and amortization	(62)	(178)	(527)
Interest and general and administrative	(51)	(60)	(1)
Income from operations	110	155	1,618
Income allocated to common OP units	(114)	(18)	(196)
Gain on sale of discontinued operations	828	-	8,590
Income from discontinued operations	$ 824	$ 137	$ 10,012

4. NOTES AND OTHER RECEIVABLES (amounts in thousands):

	At December 31,	
	2005	2004
Mortgage and other notes receivable, with interest payable at a weighted average interest rate of 6.63 % and 7.49% at December 31, 2005 and 2004, respectively, maturing at various dates through August 2008, substantially collateralized by manufactured home communities.	$ 13,532	$ 18,499
Installment loans on manufactured homes with interest payable monthly at a weighted average interest rate and maturity of 6.05% and 10 years, respectively.	19,688	16,447
Other receivables, net of allowance for losses of $0.3 and $0.2 million, as of December 31, 2005 and 2004, respectively.	7,914	10,091
	$ 41,134	$ 45,037

Mortgage and other notes receivable of $13.5 million at December 31, 2005 will mature in 2008. Mortgage and other notes receivable of $5.0 million and $24.0 million were repaid during 2005 and 2004, respectively. Installment loans on manufactured homes include $15.0 million and $9.6 million at December 31, 2005 and 2004, respectively, of financing provided by the Company to purchasers of manufactured homes located in its communities.

Officer's notes, presented as a reduction to stockholders' equity in the balance sheet, are 10 year, LIBOR + 1.75% notes, with a minimum and maximum interest rate of 6% and 9%, respectively, collateralized by 352,206 shares of the Company's common stock and 127,794 OP Units at December 31, 2005 with substantial personal recourse. The notes become due in three equal installments on each of December 31, 2008, 2009 and 2010. Reductions in the principal balance of these notes were $0.4 million and $0.5 million for the years 2005 and 2004, respectively.

5. DEBT AND LINE OF CREDIT (amounts in thousands):

The following table sets forth certain information regarding debt:

	At December 31,	
	2005	2004
Collateralized term loan, 7.01%, due September 9, 2007	$ 40,079	$ 40,837
Collateralized term loans - CMBS, 4.93-5.32%, due July 1, 2011-2016	494,511	496,031
Collateralized term loans - Fannie Mae, of which $77.4M is variable, due May 1, 2014 and January 1, 2015 at the Company's option, interest at 4.51 - 5.2% and 3.58 - 5.2% at December 31, 2005 and December 31, 2004, respectively	387,624	389,154
Preferred OP units, redeemable at various dates through January 2, 2014, average interest at 6.9 % and 6.8% at December 31, 2005 and December 31, 2004, respectively	62,123	62,123
Senior notes, 6.77%, matured May 16, 2005	-	5,017
Mortgage notes, other	65,831	85,280
	$ 1,050,168	$ 1,078,442

The collateralized term loans totaling $922.2 million at December 31, 2005 are secured by 94 properties comprising approximately 34,143 sites representing approximately $669.2 million of net book value. The mortgage notes are collateralized by 14 communities comprising approximately 4,597 sites representing approximately $152.5 million of net book value.

During 2004 the Company completed financings totaling $734 million consisting of Collateralized Mortgaged Back Securities (CMBS) of $496 million and additional Fannie Mae financing of $238 million. The Company used approximately $440 million of proceeds from these financing transactions to retire existing debt. The Company also incurred extinguishment costs of approximately $57 million in these transactions. Proceeds were also used to acquire communities and to repurchase Company stock.

The Company has an unsecured line of credit facility with a maximum borrowing amount of $115 million, subject to certain borrowing base calculations. The outstanding balance on the line of credit was $73.3 million at December 31, 2005. There was no outstanding balance at December 31, 2004. In addition, $3.4 million and $1.3 million of availability at December 31, 2005 and 2004, respectively, was used to back standby letters of credit. Borrowings under the line of credit bear interest at the rate of LIBOR plus 1.75% and mature September 30, 2007 with a one-year extension at the Company's option. At December 31, 2005 and 2004, $36.5 million and $103.5 million, respectively, was available to be drawn under the facility based on the calculation of borrowing base at each year end.

At December 31, 2005, the total of maturities and amortization of debt during the next five years, excluding the line of credit, are approximately as follows: 2006 - $37.2 million; 2007 – $72.6 million; 2008 - $18.9 million; 2009 - $28.9 million, 2010 - $17.7 million and $874.9 million thereafter.

The most restrictive of these debt agreements place limitations on secured and unsecured borrowings and contain minimum debt service coverage, leverage, distribution and net worth requirements. At December 31, 2005 and 2004, all covenants were met.

6. STOCK OPTIONS:

Data pertaining to stock option plans are as follows:

	2005	2004	2003
Options outstanding, January 1	696,380	810,751	975,767
Options granted	-	52,200	-
Option price	N/A	$34.25-$35.44	N/A
Options exercised	5,698	155,907	154,179
Option price	$32.75-$34.25	$22.00-$34.25	$20.13-$35.39
Options forfeited	4,343	10,664	10,837
Option price	$32.75-$34.25	$27.03-$34.25	$27.03-$32.75
Options outstanding, December 31	686,339 [a]	696,380	810,751
Option price	$26.50-$35.44	$26.50-$35.44	$20-$35.39
Options exercisable, December 31	670,814 [a]	663,830	765,168

[a] There are 686,339 and 670,814 options outstanding and exercisable, respectively, with exercise prices ranging from $26.50 - $35.44 with a weighted average life of 2.5 years related to the outstanding options. The weighted average exercise price for these outstanding and exercisable options is $30.14 and $30.03, respectively.

At December 31, 2005, 98,000 shares of common stock were available for the granting of options to directors. Directors' options generally vest over a three-year period and may be exercised for 10 years after date of grant. In addition, the Company established a Long-Term Incentive Plan in 1997 for certain employees granting 167,918 options (of which 51,238 remain outstanding), which became exercisable in equal installments in 2002-2004.

The Company has opted to measure compensation cost utilizing the intrinsic value method contained in APB Opinion No. 25. "Accounting for Stock Issued to Employees." The fair value of each option grant was estimated as of the date of grant with the following assumptions for options granted:

	2005	2004		2003
		Directors'	Employees'	
Estimated fair value per share of options granted during year:	N/A	$ 3.64 [1]	$ 2.49 [1]	N/A
Assumptions:				
Annualized dividend yield	N/A	6.8%	6.8%	N/A
Common stock price volatility	N/A	16.97% [2]	16.5% [4]	N/A
Risk-free rate of return	N/A	4.33% [3]	3.18% [5]	N/A
Expected option term (in years)	N/A	7	3	N/A

[1] 2004 based on valuation as of May 2004 using Binomial (lattice) option-pricing model.
[2] Volatility of SUI common stock for the seven years ending May 20, 2004, the grant date.
[3] Yield of ten-year US Treasury bond as of May 20, 2004, the grant date.
[4] Volatility of SUI common stock for the three years ending May 10, 2004, the grant date.
[5] Yield of seven-year US Treasury bond as of May 10, 2004, the grant date.

7. STOCKHOLDERS' EQUITY:

In April 1998, the Company declared a dividend of one Preferred Stock Purchase Right ("Right") for each outstanding share of common stock. The Rights are not presently exercisable. Each Right entitles the holder, upon the occurrence of certain specified events, including a material change in the ownership of the Company, to purchase preferred stock and common stock, from the Company and/or from another person into which the Company is merged or which acquires control of the Company.

The Rights may be generally redeemed by the Company at a price of $0.01 per Right or approximately $0.2 million in total. The Rights expire on June 8, 2008.

In November 2004, the Company was authorized to repurchase up to 1,000,000 shares of its common stock by its Board of Directors. Repurchases of 600,000 shares were made pursuant to this program from the date of authorization through December 31, 2005.

Periodically, the Company issues restricted stock to officers and certain employees. No such awards were issued during 2005. In May of 2004, the Company issued 176,650 restricted stock awards at $34.25 per share to officers and certain employees which are being amortized over their ten year vesting schedule. An additional 125,000 shares of restricted stock were issued to officers at $34.25 per share, 25 percent of which vest five years from the date of issuance and 75 percent of which are subject to certain performance based criteria. Compensation cost recognized in income for all restricted stock awards was $1.8 million, $1.9 million and $1.2 million in 2005, 2004 and 2003, respectively.

8. OTHER INCOME (LOSS) (amounts in thousands):

The components of other income are as follows for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
Brokerage commissions	987	1,038	842
Disposal of assets	(984)	(39)	(18)
Unsuccessful acquisition expenditures	(524)	(80)	-
Other income (loss)	(168)	15	(148)
	$ (689)	$ 934	$ 676

9. SEGMENT REPORTING (amounts in thousands):

The consolidated operations of the Company can be segmented into manufactured home sales and property operations segments. Following is a presentation of financial information for the years ended December 31, 2005, 2004 and 2003.

	Year ended December 31, 2005		
	Property Operations	Manufactured Home Sales	Consolidated
Revenues	$ 178,985	$ 27,469	$ 206,454
Operating expenses/Cost of sales	60,264	21,233	81,497
Net operating income [1]/Gross profit	118,721	6,236	124,957
Adjustments to arrive at net income (loss):			
Other revenues	2,977	1,434	4,411
General and administrative	(14,493)	(6,207)	(20,700)
Depreciation and amortization	(44,736)	(9,594)	(54,330)
Interest expense	(59,728)	(244)	(59,972)
Florida storm damage	390	-	390
Equity loss from affiliate	(908)	-	(908)
Income allocated to minority interest	(124)	-	(124)
Net income (loss) from continuing operations	$ 2,099	$ (8,375)	$ (6,276)
Income from discontinued operations	818	6	824
Net income (loss)	$ 2,917	$ (8,369)	$ (5,452)

	Year ended December 31, 2004		
	Property Operations	Manufactured Home Sales	Consolidated
Revenues	$ 167,145	$ 22,225	$ 189,370
Operating expenses/Cost of sales	55,297	17,610	72,907
Net operating income [1]/Gross profit	111,848	4,615	116,463
Adjustments to arrive at net income (loss):			
Other revenues	7,084	6,894	13,978
General and administrative	(12,559)	(8,070)	(20,629)
Depreciation and amortization	(43,746)	(1,471)	(45,217)
Debt extinguishment costs	(51,643)	-	(51,643)
Deferred financing costs related to extinguished debt	(5,557)	-	(5,557)
Interest expense	(48,025)	(168)	(48,193)
Florida storm damage	(600)	-	(600)
Equity loss from affiliate	(151)	-	(151)
Loss allocated to minority interest	944	-	944
Net income (loss) from continuing operations	$ (42,405)	$ 1,800	$ (40,605)
Income from discontinued operations	105	32	137
Net income (loss)	$ (42,300)	$ 1,832	$ (40,468)

	Year ended December 31, 2003		
	Property Operations	Manufactured Home Sales	Consolidated
Revenues	$ 158,546	$ 22,397	$ 180,943
Operating expenses/Cost of sales	51,240	15,499	66,739
Net operating income [1]/Gross profit	107,306	6,898	114,204
Adjustments to arrive at net income (loss):			
Other revenues	7,176	5,384	12,560
General and administrative	(10,536)	(6,027)	(16,563)
Depreciation and amortization	(42,985)	(955)	(43,940)
Interest expense	(38,587)	(150)	(38,737)
Impairment charge	(4,932)	-	(4,932)
Equity income from affiliate	667	-	667
Income allocated to minority interest	(9,557)	-	(9,557)
Net income from continuing operations	$ 8,552	$ 5,150	$ 13,702
Income from discontinued operations	10,012	-	10,012
Net income	$ 18,564	$ 5,150	$ 23,714

9. SEGMENT REPORTING (amounts in thousands), continued:

Selected balance sheet data	December 31, 2005			December 31, 2004		
	Property Operations	Manufactured Home Sales	Consolidated	Property Operations	Manufactured Home Sales	Consolidated
Identifiable assets:						
Investment in rental property, net	$ 1,052,603	$ 109,217	$ 1,161,820	$ 1,079,644	$ 52,312	$ 1,131,956
Cash and cash equivalents	6,125	(245)	5,880	53,260	(674)	52,586
Short-term investments	-	-	-	44,975	-	44,975
Inventory of manufactured homes	-	17,105	17,105	-	25,964	25,964
Investments in and advances to affiliate	46,352	-	46,352	48,360	-	48,360
Notes and other receivables	34,356	6,778	41,134	31,574	13,463	45,037
Other assets	47,129	1,116	48,245	53,118	1,171	54,289
Total assets	$ 1,186,565	$ 133,971	$ 1,320,536	$ 1,310,931	$ 92,236	$ 1,403,167

(1) Investors in and analysts following the real estate industry utilize net operating income ("NOI") as a supplemental performance measure. NOI is derived from revenues (determined in accordance with GAAP) minus property operating expenses and real estate taxes (determined in accordance with GAAP). NOI does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity; nor is it indicative of funds available for the Company's cash needs, including its ability to make cash distributions. The Company believes that net income is the most directly comparable GAAP measurement to net operating income. Net income includes interest and depreciation and amortization which often have no effect on the market value of a property and therefore limit its use as a performance measure. In addition, such expenses are often incurred at a parent company level and therefore are not necessarily linked to the performance of a real estate asset. The Company believes that net operating income is helpful to investors as a measure of operating performance because it is an indicator of the return on property investment, and provides a method of comparing property performance over time. The Company uses NOI as a key management tool when evaluating performance and growth of particular properties and/or groups of properties. The principal limitation of NOI is that it excludes depreciation, amortization and non-property specific expenses such as general and administrative expenses, all of which are significant costs, and therefore, NOI is a measure of the operating performance of the properties of the Company rather than of the Company overall.

10. INCOME TAXES (amounts in thousands):

The Company has elected to be taxed as a real estate investment trust ("REIT") as defined under Section 856(c) of the Internal Revenue Code of 1986, as amended. In order for the Company to qualify as a REIT, at least ninety-five percent (95%) of the Company's gross income in any year must be derived from qualifying sources. In addition, a REIT must distribute at least ninety percent (90%) of its REIT ordinary taxable income to its stockholders.

Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within the Company's control.

In addition frequent changes occur in the area of REIT taxation which require the Company to continually monitor its tax status.

As a REIT, the Company generally will not be subject to U.S. Federal income taxes at the corporate level on the ordinary taxable income it distributes to its stockholders as dividends. If the Company fails to qualify as a REIT in any taxable year, its taxable income will be subject to U.S. Federal income tax at regular corporate rates (including any applicable alternative minimum tax). Even if the Company qualifies as a REIT, it may be subject to certain state and local income taxes and to U.S. Federal income and excise taxes on its undistributed income.

For income tax purposes, distributions paid to common stockholders consist of ordinary income, capital gains, and return of capital. For the years ended December 31, 2005, 2004 and 2003, distributions paid per share were taxable as follows:

10. INCOME TAXES (amounts in thousands), continued:

	2005		2004		2003	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Ordinary income	$ -	0.0%	$ -	0.0%	$ 0.65	27.1%
Capital gain	0.06	2.5%	-	0.0%	-	0.0%
Return of capital	2.44	97.5%	2.44	100.0%	1.76	72.9%
	$ 2.50	100.0%	$ 2.44	100.0%	$ 2.41	100.0%

SHS is subject to U.S. Federal income taxes. Deferred taxes reflect the estimated future tax effect of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. SHS has net operating loss carry forwards of approximately $18.5 million at December 31, 2005. A deferred tax asset of approximately $1.0 million, net of a valuation allowance of $5.3 million, is included in other assets in the consolidated balance sheets as of December 31, 2005 and 2004. SHS's losses will begin to expire in 2021 through 2023 if not offset by future taxable income. Management believes its deferred tax asset will be realized but realization is continuously subject to an assessment as to recoverability in the future. Tax expense was $0.1 million, $1.0 million and $0.3 million for the years ending December 31, 2005, 2004 and 2003, respectively and is included in General and administrative-home sales and rentals in the consolidated statements of operations.

11. EARNINGS (LOSS) PER SHARE (amounts in thousands):

	2005	2004	2003
Earnings (loss) used for basic and diluted earnings (loss) per share computation:			
Continuing operations	$ (6,276)	$ (40,605)	$ 13,702
Discontinued operations	$ 824	$ 137	$ 10,012
Total shares used for basic earnings (loss) per share	17,716	18,318	18,206
Dilutive securities:			
Stock options and other	-	-	139
Total weighted average shares used for diluted earnings (loss) per share computation	17,716	18,318	18,345

Diluted earnings per share reflect the potential dilution that would occur if dilutive securities were exercised or converted into common stock. The calculation of both basic and diluted earnings per share for the years ending December 31, 2005 and 2004 is based upon weighted average shares prior to dilution, as the effect of including potentially dilutive securities in the calculation during this period would be anti-dilutive.

The Company also has the following potentially convertible securities which, if converted, may impact dilution:

Convertible Securities	Number of units issued	Conversion Features
Series A Preferred OP Units	1,325,275	Convertible to common stock at $68 per share/unit. Mandatorily redeemable on January 2, 2014
Series B Preferred OP Units	35,637	On each of May 1, 2004, 2005, and 2006, holder may exchange Units for shares of common stock at exchange rate of 2.272727 ($44 per share) shares of common stock for each Series B Preferred Unit.
Series B-2 Preferred OP Units	100,000	Convertible into Common OP Units after January 31, 2005 at $45 per share/unit.

These potentially convertible securities are not included in the above calculation of dilutive securities as the inclusion of these securities would be anti-dilutive.

12. QUARTERLY FINANCIAL DATA (unaudited):

The following unaudited quarterly amounts are in thousands, except for per share amounts:

	First Quarter March 31	Second Quarter June 30	Third Quarter Sept. 30	Fourth Quarter Dec. 31
2005				
Total revenues	$ 52,611	$ 51,610	$ 53,283	$ 53,361
Total expenses	$ 50,900	$ 53,475	$ 56,356	$ 55,378
Net income (loss)	$ 687	$ (750)	$ (3,725)	$ (1,664)
Weighted average common shares outstanding	17,848	17,731	17,746	17,540
Earnings (loss) per common share-basic	$ 0.04	$ (0.04)	$ (0.21)	$ (0.09)
2004				
Total revenues	$ 49,829	$ 49,281	$ 48,723	$ 55,515
Total expenses	$ 42,853 [a]	$ 102,439 [a]	$ 47,721 [a]	$ 51,733 [a]
Net income (loss)	$ 5,570	$ (47,901)	$ 554	$ 1,309
Weighted average common shares outstanding	18,702	18,639	18,100	17,832
Earnings (loss) per common share-basic	$ 0.30	$ (2.57)	$ 0.03	$ 0.07

(a) Certain amounts were reclassified from Income (loss) allocated to minority interest-Preferred OP Units to Interest expense pursuant to the requirements of SFAS 150, and therefore cause the amounts in this table to differ from the amounts presented in our previously filed 2004 Forms 10-Q. Total expenses have increased $1,069, $1,075, $1,082, and $1,068 for the quarters ended March 31, June 30, September 30, and December 31, 2004, respectively.

13. RECENT ACCOUNTING PRONOUNCEMENTS:

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, "Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS No. 154"). SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections, and is effective for fiscal years beginning after December 15, 2005. Early adoption is permitted. SFAS No. 154 is not expected to have a material impact on the Company's consolidated financial statements.

In December 2004, the FASB issued Share-Based Payment Statement No. 123(R), that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. Under the FASB's statement, all forms of share-based payments to employees, including employee stock options, must be treated the same as other forms of compensation by recognizing the related cost in the income statement. The expense of the award would generally be measured at fair value at the grant date. Current accounting guidance requires that the expense relating to so-called fixed plan employee stock options only be disclosed in the footnotes to the financial statements. The Statement eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees for options granted after June 15, 2005. On April 14, 2005, the SEC announced it would permit companies to implement statement 123(R) at the beginning of their next fiscal year. The Company plans to adopt the new rules reflected in statement 123(R) using the modified-prospective method, effective January 1, 2006. The Company does not believe the adoption of this pronouncement will have a significant impact on its financial position or results of operations.

14. CONTINGENCIES:

On April 9, 2003, T.J. Holdings, LLC ("TJ Holdings"), a member of Sun/Forest, LLC ("Sun/Forest") (which, in turn, owns an equity interest in SunChamp LLC), ("SunChamp"), filed a complaint against the Company, SunChamp, certain other affiliates of the Company and two directors of Sun Communities, Inc. in the Superior Court of Guilford County, North Carolina. The complaint alleges that the defendants wrongfully deprived the plaintiff of economic opportunities that they took for themselves in contravention of duties allegedly owed to the plaintiff and purports to claim damages of $13.0 million plus an unspecified amount for punitive damages. The Company believes the complaint and the claims threatened therein have no merit and will defend it vigorously. These proceedings were stayed by the Superior Court of Guilford County, North Carolina in 2004 pending final determination by the Circuit Court of Oakland County, Michigan as to whether the dispute should be submitted to arbitration and the conclusion of all appeals therefrom. On April 4, 2005, the Oakland County Circuit Court issued a final order compelling arbitration for certain claims brought in the North Carolina case but denying arbitration for certain other claims in the North Carolina case. Shortly thereafter, the Company appealed this decision with respect to the claims for which the court denied arbitration and such appeal is currently pending in the Michigan Court of Appeals.

The Company is involved in various other legal proceedings arising in the ordinary course of business. All such proceedings, taken together, are not expected to have a material adverse impact on our results of operations or financial condition.

15. RELATED PARTY TRANSACTIONS:

The Company and its affiliates have entered into the following transactions with Origen:

- *Capital Investment in Origen.* In 2003 the Company acquired 5,000,000 shares of common stock in Origen in a private placement transaction at $10 per share. In addition, Shiffman Origen LLC (100 percent of which is owned by the Milton M. Shiffman Spouse's Marital Trust, Gary A. Shiffman and members of his family), acquired 1,025,000 shares of common stock of Origen at $10 per share.
- *Board Membership.* Gary A. Shiffman, the Chairman and Chief Executive Officer of the Company, is a board member of Origen.
- *Loan Servicing Agreement.* Origen Servicing, Inc., a wholly-owned subsidiary of Origen, serviced approximately $19.6 million and $16.0 million in manufactured home loans for the Company as of December 31, 2005 and 2004, respectively. The Company pays Origen Servicing, Inc. an annual servicing fee of 100 to 150 basis points of the outstanding principal balance of the loans pursuant to a Loan Servicing Agreement which totaled approximately $0.3 million and $0.2 million during 2005 and 2004, respectively.
- *Loan Origination, Sale and Purchase Agreement.* Origen has agreed to fund loans that meet the Company's underwriting guidelines and then transfer those loans to the Company pursuant to a Loan Origination, Sale and Purchase Agreement. During 2005 and 2004 the Company purchased $7.2 million and $4.8 million of these loans, respectively
- *Purchase of Repossessed Manufactured Homes.* The Company purchases certain repossessed manufactured houses owned by Origen located its manufactured housing communities. The Company purchased approximately $2.2 million and $3.1 million of repossessed homes from Origen during 2005 and 2004, respectively. This program allows the Company to retain houses for resale and rent in its communities and allows Origen to enhance recoveries on its repossessed homes.

In addition to the transactions with Origen described above, Mr. Shiffman and his affiliates have entered into the following transactions with the Company:

- *Related Party Lease.* The Company leases its executive offices in Southfield, Michigan from an entity in which Mr. Shiffman and certain of his affiliates beneficially own approximately a 21 percent interest. The lease is a five year lease which commenced on May 1, 2003. Rent paid was approximately $51,600 per month from May 2004 to April 2005 and $52,900 per month from May 2005 through December of 2005. Rent increases of 2.5% are effective every May 1 of the lease term bringing the monthly rental payments at May 1, 2006 and May 2007 to approximately $54,200 and $55,500, respectively.

15. RELATED PARTY TRANSACTIONS, continued:

- *Tax Consequences Upon Sale of Properties.* Gary Shiffman holds limited partnership interests in the Operating Partnership which were received in connection with the contribution of 24 properties from partnerships previously affiliated with him (the "Sun Partnerships"). Prior to any redemption of these limited partnership interests for the Company's common stock, Mr. Shiffman will have tax consequences different from those of the Company and the Company's public stockholders on the sale of any of the Sun Partnerships. Four of the properties have been sold to date.

16. SUBSEQUENT EVENTS:

As previously disclosed, the Company, the Chief Executive Officer, the Chief Financial Officer and a former controller have received "Wells Notices" from the staff of the U.S. Securities and Exchange Commission (SEC) in connection with a non-public inquiry regarding the Company. The inquiry by the SEC was commenced in January 2004 with a request for information and legal, accounting and other documentation generally regarding the Company's investment in SunChamp, the operation of SunChamp, the Company's accounting for SunChamp and other transactions related to SunChamp. The SEC Staff informed the Company that the major focus of the Staff's inquiry relates to the Company's accounting for the SunChamp investment during 2000, 2001 and 2002.

As announced on February 27, 2006 the SEC accepted the Company's offer to resolve the SEC's inquiry regarding the Company's financial statements for 2000, 2001 and 2002, and entered the agreed-upon administrative Order. As disclosed in the Company's press release dated February 13, 2006, the Order requires that the Company cease and desist from violations of certain non intent-based provisions of the federal securities laws, without admitting or denying any such violations. The Order further requires that the Company employ an independent consultant to evaluate internal controls and financial reporting procedures as they relate to the Company's accounting for its ownership interest in SunChamp. The Order does not impose any monetary penalties, nor do the terms of the Order require the Company to restate any of its prior financial statements.

The Order relates only to the Company and does not address any actions relating to the three Company employees that received Wells Notices, as disclosed in the Company's press releases dated July 19, 2005, and September 14, 2005. On February 27, 2006, the SEC filed a civil action against the three employees in the United States District Court for the Eastern District of Michigan alleging various claims generally consistent with the SEC's findings set forth in the Order.

SUN COMMUNITIES INC.
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2005
(amounts in thousands)

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition Improvements		Gross Amount Carried at December 31, 2005				Date of
Property Name	Location	Encumbrance	Land	B & F	Land	B & F	Land	B & F	Total	Accumulated Depreciation	Construction (C) Acquisition (A)
Academy/Westpoint	Canton, MI	A	$ 1,485	$ 14,278	-	$ 2,164	$ 1,485	$ 16,442	$ 17,927	$ 2,812	2000(A)
Allendale	Allendale, MI	A	366	3,684	-	5,560	366	9,244	9,610	2,302	1996(A)
Alpine	Grand Rapids, MI	D	729	6,692	-	4,793	729	11,485	12,214	3,046	1996(A)
Apple Creek	Amelia, OH	C	543	5,480	-	830	543	6,310	6,853	1,237	1999(A)
Arbor Terrace	Brandenton, FL	D	456	4,410	-	591	456	5,001	5,457	1,547	1996(A)
Ariana Village	Lakeland, FL	D	240	2,195	-	1,020	240	3,215	3,455	1,046	1994(A)
Autumn Ridge	Ankeny, IO	A	890	8,054	-	1,329	890	9,383	10,273	2,721	1996(A)
Bedford Hills	Battle Creek, MI	B	1,265	11,562	-	1,595	1,265	13,157	14,422	3,912	1996(A)
Bell Crossing	Clarksville, TN	-	717	1,916	-	5,724	717	7,640	8,357	1,186	1999(A)
Boulder Ridge	Pflugerville, TX	A	1,000	500	3,324	20,758	4,324	21,258	25,582	3,796	1998(C)
Branch Creek	Austin, TX	A	796	3,716	-	5,966	796	9,682	10,478	2,721	1995(A)
Brentwood	Kentwood, MI	D	385	3,592	-	945	385	4,537	4,922	1,309	1996(A)
Brookside Village	Goshen, IN	A	260	1,080	386	9,640	646	10,720	11,366	2,944	1985(A)
Buttonwood Bay	Sebring, FL	D	1,952	18,294	-	2,828	1,952	21,122	23,074	3,132	2001(A)
Byrne Hill Village	Toledo, OH	D	383	3,903	-	807	383	4,710	5,093	982	1999(A)
Byron Center	Byron Center, MI	D	253	2,402	-	523	253	2,925	3,178	853	1996(A)
Candlelight Village	Chicago Heights, IL	D	600	5,623	-	3,156	600	8,779	9,379	2,180	1996(A)
Candlewick Court	Owosso, MI	D	125	1,900	132	1,890	257	3,790	4,047	1,232	1985(A)
Carrington Pointe	Ft. Wayne, IN	A	1,076	3,632	-	5,808	1,076	9,440	10,516	2,108	1997(A)
Casa Del Valle	Alamo, TX	D	246	2,316	-	625	246	2,941	3,187	864	1997(A)
Catalina	Middletown, OH	D	653	5,858	-	3,708	653	9,566	10,219	3,024	1993(A)
Cave Creek	Evans, CO	8,331	2,241	15,343	-	5,067	2,241	20,410	22,651	1,102	2004(A)
Chisholm Point	Pflugerville, TX	A	609	5,286	-	4,569	609	9,855	10,464	2,663	1995(A)
Clearwater Village	South Bend, IN	A	80	1,270	61	3,153	141	4,423	4,564	1,233	1986(A)
Cobus Green	Elkhart, IN	-	762	7,037	-	2,667	762	9,704	10,466	3,328	1993(A)
College Park Estates	Canton, MI	-	75	800	174	5,781	249	6,581	6,830	2,118	1978(A)
Comal Farms	New Braunfels, TX	-	1,455	1,732	-	5,861	1,455	7,593	9,048	924	2000(A&C)
Continental Estates	Davison, MI	D	1,625	16,581	150	2,422	1,775	19,003	20,778	5,050	1996(A)
Continental North (1)	Davison, MI	D	-		-	7,508	-	7,508	7,508	2,014	1996(A)
Corporate Headquarters	Farmington Hills, MI	-	-	-	442	8,327	442	8,327	8,769	3,421	Various
Country Acres	Cadillac, MI	D	380	3,495	-	1,421	380	4,916	5,296	1,299	1996(A)
Country Meadows	Flat Rock, MI	A	924	7,583	296	12,739	1,220	20,322	21,542	5,810	1994(A)
Countryside Atlanta	Lawernceville, GA	3,355	1,274	10,957	-	963	1,274	11,920	13,194	607	2004(A)
Countryside Gwinnett	Buford, GA	4,793	1,124	9,539	-	852	1,124	10,391	11,515	540	2004(A)
Countryside Lake Lanier	Buford, GA	8,148	1,916	16,357	-	1,453	1,916	17,810	19,726	910	2004(A)
Countryside Village	Perry, MI	B	275	3,920	185	3,269	460	7,189	7,649	2,339	1987(A)
Creekside	Reidsville, NC	-	350	1,423	-	2,913	350	4,336	4,686	652	2000(A&C)
Creekwood Meadows	Burton, MI	D	808	2,043	404	9,574	1,212	11,617	12,829	2,382	1997(C)
Cutler Estates	Grand Rapids, MI	B	749	6,941	-	1,002	749	7,943	8,692	2,366	1996(A)
Davison East (1)	Davison, MI	D	-		-	990	-	990	990	95	1996(A)
Deerfield Run	Anderson, MI	1,700	990	1,607	-	4,385	990	5,992	6,982	993	1999(A)
Desert View Village	West Wendover, NV	-	1,119	-	-	1,720	1,119	1,720	2,839	741	1998(C)
Eagle Crest	Firestone, CO	A	2,015	150	-	28,405	2,015	28,555	30,570	3,192	1998(C)
East Fork	Batavia, OH	-	1,280	6,302	-	5,953	1,280	12,255	13,535	1,661	2000(A&C)
Edwardsville	Edwardsville, KS	B	425	8,805	541	4,151	966	12,956	13,922	4,442	1987(A)
Falcon Pointe	East Lansing, MI	2,288	450	4,049	-	876	450	4,925	5,375	378	2003(A)
Fisherman's Cove	Flint, MI	D	380	3,438	-	1,712	380	5,150	5,530	1,659	1993(A)
Forest Meadows	Philomath, OR	D	1,031	2,050	-	726	1,031	2,776	3,807	495	1999(A)
Four Seasons	Elkhart, IN	D	500	4,811	-	972	500	5,783	6,283	1,014	2000(A)
Glen Laurel	Concord, NC	-	1,641	453	-	7,209	1,641	7,662	9,303	858	2001(A&C)
Goldcoaster	Homestead, FL	D	446	4,234	172	2,152	618	6,386	7,004	1,704	1997(A)
Grand	Grand Rapids, MI	D	374	3,587	-	973	374	4,560	4,934	1,169	1996(A)

SUN COMMUNITIES INC.
REAL ESTATE AND ACCUMULATED DEPRECIATIOI
December 31, 2005
(amounts in thousands)

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition Improvements		Gross Amount Carried at December 31, 2005			Accumulated	Date of Construction (C)
Property Name	Location	Encumbrance	Land	B & F	Land	B & F	Land	B & F	Total	Depreciation	Acquisition (A)
Groves	Ft. Myers, FL	D	249	2,396	-	836	249	3,232	3,481	953	1997(A)
Hamlin	Webberville, MI	D	125	1,675	536	6,280	661	7,955	8,616	1,360	1984(A)
High Point	Frederika, DE	-	898	7,031	-	2,676	898	9,707	10,605	1,403	1997(A)
Holiday Village	Elkhart, IN	A	100	3,207	143	2,093	243	5,300	5,543	1,829	1986(A)
Holly / Hawaiian Gardens	Holly, MI	D	1,514	13,596	-	122	1,514	13,718	15,232	696	2004(A)
Holly Forest	Holly Hill, FL	A	920	8,376	-	485	920	8,861	9,781	2,515	1997(A)
Hunters Glen	Wayland, MI	5,301	1,102	11,926	-	937	1,102	12,863	13,965	798	2004(A)
Indian Creek	Ft. Myers Beach, FL	D	3,832	34,660	-	2,675	3,832	37,335	41,167	11,739	1996(A)
Island Lake	Merritt Island, FL	D	700	6,431	-	427	700	6,858	7,558	2,389	1995(A)
Kensington Meadows	Lansing, MI	A	250	2,699	-	5,411	250	8,110	8,360	2,027	1995(A)
Kenwood	La Feria, TX	-	145	1,842	-	136	145	1,978	2,123	452	1999(A)
King's Court	Traverse City, MI	A	1,473	13,782	-	2,086	1,473	15,868	17,341	4,889	1996(A)
King's Lake	Debary, FL	D	280	2,542	-	2,348	280	4,890	5,170	1,602	1994(A)
Knollwood Estates	Allendale, MI	2,611	400	4,061	-	673	400	4,734	5,134	676	2001(A)
Lafayette Place	Warren, MI	D	669	5,979	-	2,080	669	8,059	8,728	1,855	1998(A)
Lake Juliana	Auburndale, FL	D	335	3,048	-	1,326	335	4,374	4,709	1,398	1994(A)
Lake San Marino	Naples, FL	D	650	5,760	-	687	650	6,447	7,097	2,016	1996(A)
Lakeview	Ypsilanti, MI	-	1,156	10,903	-	863	1,156	11,766	12,922	605	2004(A)
Liberty Farms	Valparaiso, IN	D	66	1,201	116	2,382	182	3,583	3,765	1,223	1985(A)
Lincoln Estates	Holland, MI	D	455	4,201	-	1,001	455	5,202	5,657	1,519	1996(A)
Maplewood Mobile	Lawrence, IN	D	275	2,122	-	1,465	275	3,587	3,862	1,214	1989(A)
Meadow Lake Estates	White Lake, MI	A	1,188	11,498	127	3,354	1,315	14,852	16,166	5,439	1994(A)
Meadowbrook	Charlotte, NC	-	1,310	6,570	-	4,215	1,310	10,785	12,095	1,638	2000(A&C)
Meadowbrook Estates	Monroe, MI	D	431	3,320	379	7,375	810	10,695	11,505	3,738	1986(A)
Meadowbrook Village	Tampa, FL	D	519	4,728	-	567	519	5,295	5,814	2,041	1994(A)
Meadows	Nappanee, IN	D	287	2,300	-	3,821	287	6,121	6,408	1,884	1987(A)
North Point Estates	Pueblo, CO	-	1,582	3,027	1	3,729	1,583	6,756	8,338	917	2001(C)
Oak Crest	Austin, TX	-	4,311	12,611	-	2,826	4,311	15,437	19,748	1,754	2002(A)
Oakwood Village	Miamisburg, OH	A	1,964	6,401	-	8,166	1,964	14,567	16,531	2,956	1998(A)
Orange Tree	Orange City, FL	D	283	2,530	15	975	298	3,505	3,802	1,220	1994(A)
Orchard Lake	Milford, OH	C	395	4,025	-	213	395	4,238	4,633	991	1999(A)
Pebble Creek	Greenwood, IN	-	1,030	5,074	-	3,690	1,030	8,764	9,794	1,507	2000(A&C)
Pecan Branch	Georgetown, TX	-	1,379	-	235	4,199	1,614	4,199	5,813	589	1999(C)
Pheasant Ridge	Lancaster, PA	D	2,044	19,279	-	141	2,044	19,420	21,464	2,323	2002(A)
Pin Oak Parc	St. Louis, MO	A	1,038	3,250	467	6,118	1,505	9,368	10,873	2,534	1994(A)
Pine Hills	Middlebury, IN	-	72	544	60	2,940	132	3,484	3,616	969	1980(A)
Pine Ridge	Petersburg, VA	D	405	2,397	-	2,465	405	4,862	5,267	1,498	1986(A)
Pine Trace	Houston, TX	8,925	2,907	17,169	-	892	2,907	18,061	20,968	1,123	2004(A)
Presidential	Hudsonville, MI	A	680	6,314	-	2,433	680	8,747	9,427	2,493	1996(A)
Richmond	Richmond, MI	D	501	2,040	-	784	501	2,824	3,325	665	1998(A)
River Haven	Grand Haven, MI	9,397	1,800	16,967	-	2,010	1,800	18,977	20,777	2,866	2001(A)
River Ranch	Austin, TX	-	4,690	843	-	7,963	4,690	8,806	13,496	656	2000(A&C)
River Ridge	Austin, TX	-	3,201	15,090	-	3,068	3,201	18,158	21,359	2,241	2002(A)
Roxbury	Goshen, IN	A	1,057	9,870	1	1,104	1,058	10,974	12,032	1,634	2001(A)
Royal Country	Miami, FL	B	2,290	20,758	-	1,201	2,290	21,959	24,249	8,716	1994(A)
Saddle Oak Club	Ocala, FL	A	730	6,743	-	890	730	7,633	8,363	2,767	1995(A)
Saddlebrook	San Marcos, TX	-	1,703	11,843	-	2,947	1,703	14,790	16,493	1,659	2002(A)
Scio Farms	Ann Arbor, MI	D	2,300	22,659	-	5,373	2,300	28,032	30,332	9,064	1995(A)
Sea Air	Rehoboth Beach, DE	4,193	1,207	10,179	-	1,183	1,207	11,362	12,569	1,790	1997(A)
Sherman Oaks	Jackson, FL	B	200	2,400	240	5,348	440	7,748	8,188	2,553	1986(A)
Siesta Bay	Ft. Myers Beach, FL	D	2,051	18,549	-	1,268	2,051	19,817	21,868	6,263	1996(A)

SUN COMMUNITIES INC.
REAL ESTATE AND ACCUMULATED DEPRECIATIC
December 31, 2005
(amounts in thousands)

SCHEDULE III

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition Improvements		Gross Amount Carried at December 31, 2005				Date of
										Accumulated	Construction (C)
Property Name	Location	Encumbrance	Land	B & F	Land	B & F	Land	B & F	Total	Depreciation	Acquisition (A)
Silver Star	Orlando, FL	D	1,022	9,306	-	613	1,022	9,919	10,941	3,136	1996(A)
Snow to Sun	Weslaco, TX	D	190	2,143	13	1,048	203	3,191	3,394	885	1997(A)
Southfork	Belton, MO	D	1,000	9,011	-	3,120	1,000	12,131	13,131	2,716	1997(A)
St. Clair Place	St. Clair, MI	D	501	2,029	-	538	501	2,567	3,068	766	1998(A)
Stonebridge	San Antonio, TX	-	2,515	2,096	-	6,683	2,515	8,779	11,294	1,144	2000(A&C)
Stonebridge	Richfield Twp., MI	-	2,044	-	2,119	-	4,163	-	4,163	-	1998(C)
Summit Ridge	Converse, TX	-	2,615	2,092	0	6,403	2,615	8,495	11,110	1,175	2000(A&C)
Sun Villa	Reno, NV	6,460	2,385	11,773	-	1,052	2,385	12,825	15,210	3,085	1998(A)
Sunset Ridge	Kyle, TX	-	2,190	2,775	-	5,824	2,190	8,599	10,789	1,316	2000(A&C)
Sunset Ridge	Portland, MI	-	2,044	-	-	13,667	2,044	13,667	15,711	1,772	1998(C)
Tampa East	Tampa, FL		734	6,310	-	939	734	7,249	7,983	138	2005(a)
Timber Ridge	Ft. Collins, CO	A	990	9,231	-	2,633	990	11,864	12,854	3,411	1996(A)
Timberbrook	Bristol, IN	B	490	3,400	101	8,112	591	11,512	12,103	3,589	1987(A)
Timberline Estates	Grand Rapids, MI	A	535	4,867	1	1,651	536	6,518	7,053	2,183	1994(A)
Town and Country	Traverse City, MI	D	406	3,736	-	395	406	4,131	4,537	1,291	1996(A)
Valley Brook	Indianapolis, IN	A	150	3,500	1,277	11,531	1,427	15,031	16,458	4,800	1989(A)
Village Trails	Howard City, MI	D	988	1,472	-	1,437	988	2,909	3,897	614	1998(A)
Water Oak	Lady Lake, FL	A	2,834	16,706	100	9,894	2,934	26,600	29,534	9,511	1993(A)
West Glen Village	Indianapolis, IN	D	1,100	10,028	-	2,776	1,100	12,804	13,904	4,286	1994(A)
Westbrook	Toledo, OH	A	1,110	10,462	-	2,185	1,110	12,647	13,757	2,644	1999(A)
Westbrook Senior	Toledo, OH	A	355	3,295	-	404	355	3,699	4,054	558	2001(A)
White Lake	White Lake, MI	A	672	6,179	1	5,533	673	11,712	12,385	2,695	1997(A)
White Oak	Mt. Morris, MI	A	782	7,245	112	5,020	894	12,265	13,159	2,995	1997(A)
Willowbrook	Toledo, OH	A	781	7,054	1	1,669	782	8,723	9,504	1,982	1997(A)
Windham Hills	Jackson, MI	A	2,673	2,364	-	11,430	2,673	13,794	16,467	2,515	1998(A)
Woodhaven Place	Woodhaven, MI	A	501	4,541	-	1,715	501	6,256	6,757	1,420	1998(A)
Woodlake Estates	Yoder, IN	D	632	3,674	-	3,638	632	7,312	7,944	1,525	1998(A)
Woodlake Trails	San Antonio, TX	-	1,186	287	160	4,265	1,346	4,552	5,898	611	2000(A&C)
Woodland Park Estates	Eugene, OR	6,702	1,592	14,398	1	1,968	1,593	16,366	17,959	3,930	1998(A)
Woods Edge	West Lafayette, IN	D	100	2,600	3	9,345	103	11,945	12,047	3,113	1985(A)
Woodside Terrace	Holland, OH	A	1,064	9,625	-	2,498	1,064	12,123	13,187	3,181	1997(A)
Worthington Arms	Lewis Center, OH	A	376	2,624	-	1,853	376	4,477	4,853	1,557	1990(A)
			$ 135,424	$ 832,119	$ 12,473	$ 478,105	$ 147,897	$ 1,310,225	$ 1,458,122	$ 296,302	

A These communities collateralize $389.2 million of secured debt.

B These communities collateralize $40.8 million of secured debt.

C These communities collateralize $4.5 million of secured debt.

D These communities collateralize $496 million of secured debt.

(1) The initial cost for this property is included in the initial cost reported for Continental Estates.

SUN COMMUNITIES, INC.
REAL ESTATE AND ACCUMULATED DEPRECIATION, CONTINUED
DECEMBER 31, 2005
(amounts in thousands)

The change in investment in real estate for the years ended December 31, 2005, 2004, and 2003 is as follows:

	2005	2004	2003
Balance, beginning of year	$ 1,380,553	$ 1,220,405	$ 1,174,837
Community and land acquisitions, including immediate improvements	9,759	118,222	4,514
Community expansion and development	3,633	11,606	14,426
Improvements, other	82,119	54,768	49,186
Dispositions and other	(17,942)	(24,448)	(22,558)
Balance, end of year	$ 1,458,122	$ 1,380,553	$ 1,220,405

The change in accumulated depreciation for the years ended December 31, 2005, 2004, and 2003 is as follows:

	2005	2004	2003
Balance, beginning of year	$ 248,597	$ 209,921	$ 175,477
Depreciation for the year	50,473	40,788	39,072
Dispositions and other	(2,768)	(2,112)	(4,628)
Balance, end of year	$ 296,302	$ 248,597	$ 209,921

SHAREHOLDER INFORMATION



ANNUAL MEETING
The annual meeting of shareholders will be held at 11:00 a.m., Thursday, May 25, 2006 at the Embassy Suites, 28100 Franklin Road, Southfield, Michigan 48034

SEC FORM 10-K
A copy of the Form 10-K Annual Report filed with the Securities and Exchange Commission for the year ended December 31, 2005 is available at no charge to shareholders who direct a written request to:

Carol Petersen, Investor Relations
Sun Communities, Inc.
The American Center
27777 Franklin Road, Suite 200
Southfield, Michigan 48034
Telephone (248) 208-2500
Web Site www.suncommunities.com

TRANSFER AGENT & DIVIDEND DISBURSING AGENT
Computershare Trust Company, N.A.
P.O. Box 43010
Providence, Rhode Island 02940-3010
Shareholder Inquiries 1-800-426-5523

INDEPENDENT ACCOUNTANTS
Grant Thornton, LLP
27777 Franklin Road, Suite 800
Southfield, Michigan 48034

CORPORATE COUNSEL
Jaffe, Raitt, Heuer & Weiss
27777 Franklin Road, Suite 2500
Southfield, Michigan 48034

CORPORATE HEADQUARTERS
Sun Communities, Inc.
The American Center
27777 Franklin Road, Suite 200
Southfield, Michigan 48034
Telephone (248) 208-2500

REGIONAL OFFICES
Austin, Texas
Dayton, Ohio
Elkhart, Indiana
Grand Rapids, Michigan
Orlando, Florida

STOCK TRADING INFORMATION
New York Stock Exchange
Ticker Symbol – SUI

QUARTERLY STOCK PRICE INFORMATION

2005	HIGH	LOW	DISTRIBUTION
First Quarter	$39.60	$34.70	$0.61
Second Quarter	$38.20	$34.45	$0.63
Third Quarter	$38.75	$31.27	$0.63
Fourth Quarter	$32.83	$29.51	$0.63

2004	HIGH	LOW	DISTRIBUTION
First Quarter	$42.82	$37.86	$.61
Second Quarter	$42.90	$33.30	$.61
Third Quarter	$39.92	$35.75	$.61
Fourth Quarter	$40.76	$37.86	$.61

OFFICERS AND DIRECTORS



GARY A. SHIFFMAN - Chairman, Chief Executive Officer and Director

JEFFREY P. JORISSEN - Executive Vice President, Treasurer, Chief Financial Officer and Secretary

BRIAN W. FANNON - Executive Vice President and Chief Operating Officer

JONATHAN M. COLMAN - Executive Vice President

PAUL D. LAPIDES - Director, Director of Corporate Governance Center and Professor of Management and Entrepreneurship, Coles College of Business, Kennesaw State University

CLUNET R. LEWIS - Director, President of CRL Enterprises, Inc.

RONALD L. PIASECKI - Director, Executive Vice President and Director of Aspen Enterprises, Ltd.

TED J. SIMON - Director, Principal of Grand Sakwa Properties, Inc.

ARTHUR A. WEISS - Director, Shareholder, Director and Vice President of Jaffe, Raitt, Heuer & Weiss, P.C.

FORWARD LOOKING STATEMENTS



This Annual Report contains certain statements, including the Company's expectations for future profitability, margin growth, financial results, and cash flows, the Company's estimate of the strength of its financial position, and the Company's plans for future expansions and growth opportunities, which are or could be construed to be forward looking statements within the meaning of the Securities and Exchange Act of 1934. These statements are based on the Company's estimates, assumptions and projections and reflect the Company's current views with respect to these items. The Company does not undertake to update the information contained herein, which speaks only as of the date of this Annual Report. The Company has identified certain risk factors which could cause actual plans and results to differ materially from those included in the forward looking statements. These factors are discussed in the Forward Looking Statements Section of the Company's most recently filed Form 10-K, and that discussion regarding risk factors is incorporated herein by reference.



SUN COMMUNITIES, INC.

THE AMERICAN CENTER 27777 FRANKLIN ROAD SUITE 200 SOUTHFIELD MICHIGAN 48034